Men's Wearhouse 2003 Annual Report







THE MEN'S WEARHOUSE JOURNEY BEGAN IN 1973 WITH WHAT SOME MIGHT CALL A MEAGER START – JUST A BUICK ELECTRA FULL OF SPORT COATS, A CIGAR BOX FOR A CASH REGISTER, AND A VISION OF THE POTENTIAL THE MEN'S TAILORED CLOTHING MARKET HELD IF THE PROPER CUSTOMER SERVICE AND MERCHANDISING PHILOSOPHIES WERE APPLIED. ▪ THREE DECADES LATER, WITH ALMOST $1.4 BILLION IN REVENUES, THE COMPANY HAS SUCCESSFULLY TRANSFORMED THIS VISION INTO SUSTAINABLE VALUE FOR OUR CUSTOMERS, OUR EMPLOYEES AND OUR SHAREHOLDERS. MEN'S WEARHOUSE CONTINUES ITS JOURNEY DOWN THE ROAD LESS TRAVELED, IDENTIFYING NEW OPPORTUNITIES WITHIN OUR OWN STORES - SUCH AS TUXEDO RENTAL - AS WELL AS LATENT OPPORTUNITIES IN OTHER UNDERSERVED MARKETS AND TRANSFORMING THEM IN MEANINGFUL WAYS.

Letter to Shareholders

I'm very pleased to report that 2003 was a very strong year for Men's Wearhouse. Growth in comparable suit units, as well as higher initial markups and modest markdown requirements, were the engines propelling positive performance by Men's Wearhouse throughout the year. These were achieved in spite of a decrease from $50.1 billion to $47.1 billion in the U.S. men's apparel segment.

Comparable store sales in our U.S. stores increased 6.1% for the year ended January 31, 2004, while comparable sales for our Canadian stores decreased 5.1% when compared to the same period a year ago. The result was a 7.5% increase in total sales that rose to $1.393 billion, up almost $100 million over 2002. Net earnings rose to $50.0 million from $42.4 million, or $1.27 diluted earnings per share which was an increase of 22% over $1.04 diluted earnings per share in the prior year.

Putting Our Performance in Perspective As I reflect on the milestones we've passed during 30 years of growing this business, I feel it is important for you, our shareholders, to view the company's performance as a continuing journey and not just a discrete destination.

Our performance, as measured by the annualized total return to shareholders, following our IPO in 1992 through fiscal year 2003 is 17.23%. That performance represents a 56% premium to the S&P 500 Index and a 32% premium to the S&P 500 Retail Index.

Men's Tailored Clothing Our journey is one guided by enhancements and remakes of existing initiatives as well as many new initiatives. The Men's Wearhouse core stores, which account for approximately 70% of consolidated sales, have achieved a top tier leadership position in the retail men's business clothing industry over the past ten years. Fiscal 2003 resulted in continued recovery from the downturn in 2001. Our operating philosophies of everyday value and a customer centric culture have enabled, over the long term, recurring gross margin expansion and operating expense leverage.

K&G, our business model designed to address the lower price point segment of the men's tailored clothing market, accounts for approximately 20% of consolidated sales and has complemented our aggregate market share position but has not achieved consistent top line performance as originally projected. We have a very dedicated team addressing this challenge and I am encouraged with their plans and the potential to reach our objectives.

Moores, our Canadian based brand that accounts for approximately 10% of consolidated sales, has been challenged by a difficult men's retail clothing market over the past few years. However, we have continued to drive additional investments in marketing, customer loyalty, and merchandising to strengthen that buisiness even during this down cycle. We believe the return on these investments will be strong as market conditions improve.

Tuxedo Rental Men's Wearhouse is constantly focused on new ways to leverage our existing assets and I am pleased to report that our burgeoning tuxedo rental program shifted into high gear in 2003. It delivered $51 million in revenues representing an 89% compound annual growth rate since the program's inception in late 1999. We expect this initiative to capture additional market share and revenues in the U.S. in the coming years, and we expect further success as we extend the program to Canada in 2004 through our Moores locations.

Corporate Apparel In 2001, we made a modest investment in a small enterprise, TwinHill, with the strategic objective of extending our operating knowledge of the men's business clothing market to the corporate uniform business in the U.S. We also believed that our existing national retail presence in the U.S. of over 500 stores could afford us a unique competitive advantage in serving the customers of this industry segment. Since that time, we have and continue to make investments in personnel and systems to adequately pursue this potential. While initial results of our efforts are encouraging, they are incomplete and will require continued discovery.

New Business Opportunities and Potential We identified two new opportunities in the past 18 months that we believe leverage various aspects of our existing business models in intelligent ways, complement our existing brands and introduce our organization into new markets. These include:

- A regional mall-based, Latin-inspired, lifestyle brand
- A more customer friendly approach to retail dry cleaning

We refined each of these concepts in 2003 and we will test these initiatives in select markets throughout the coming year.

The Philosophy that Drives Us I have on many occasions stated that we, The Men's Wearhouse, are in the people business, as well as the suit business. Success in business as well as in life is proportional to one's ability to build quality relationships. The passion, enthusiasm and optimism that satisfied employees create is what drives long term shareholder value.

This philosophy continues to be a distinguishing factor in our success. For the fourth time in five years, we were selected one of Fortune Magazine's One Hundred Best Companies to Work For, and Time Magazine featured Men's Wearhouse in an article in an October 2003 issue entitled, "Is Anyone Having Fun at Work Anymore?"

The road ahead that reflects our corporate strategy has been cast with a very strong employee centric focus. I stand proud and confident in the ability of our team to execute these business plans on your behalf for the long term.

Sincerely,
GEORGE ZIMMER




JAGUAR
E TYPE
V12

We're Gaining Traction While Others Are Losing Ground At $47.1 billion, the total men's apparel business in the U.S. shrank six percent in 2003. The men's dress apparel segment reflects this trend with an 11 percent drop during the year to $7.1 billion. Some attribute this drop to relaxing dress codes in the work place. Others blame current economic conditions throughout the U.S.

However, tailored apparel continues to be a cornerstone of the majority of our primary target's wardrobe, regardless of which direction the corporate dress code may be motoring. A recent NPD Group survey reports that, while just 10 percent of men are required to wear tailored business attire, more than six in ten men surveyed reported wearing some form of tailored clothing to work.

Men's Wearhouse has positioned the company to take full advantage of this predisposition, becoming the largest seller of men's suits in North America and the second largest seller of men's dress apparel in the U.S.

The Road Ahead Still Looks Inviting The top reasons for choosing to wear some form of tailored clothing, according to the respondents, ranged from setting a good example to liking the style or image, to the fact that the clothing made them "feel more professional." All of these reasons support our belief that, while some customers may reduce the frequency with which they replenish these staples as a result of fashion trends, economic downturns, or aging, most men will never completely remove tailored clothing from their wardrobe.


Six in ten men wear some form of tailored clothing to work.

Some things never go out of style, like the 1973 Jaguar XKE E Type 2+2 or the tailored clothing you would expect to see its driver wearing.


One in every eight suits sold in North America is purchased from Men's Wearhouse.

Suits Continue to Put Us on the Map

According to a 2003 NPD Group survey, Men's Wearhouse stores are the number one seller of suits and sport coats and K&G is the seventh largest seller of suits in the U.S. Moores is clearly the market leader for this segment in Canada, with nearly double our nearest Canadian competitor's market share. As a result, one in every eight suits sold in North America is purchased from Men's Wearhouse.

Plenty of Extras Suits are just the beginning of our men's tailored clothing offering and the company's leading position in this segment. Our Men's Wearhouse stores are second in sales of men's dress pants in the U.S. Men's Wearhouse stores are fourth in the nation in the sales of men's dress shoes and K&G is thirteenth in this category. With sales of more than 500,000 wrinkle free dress shirts, Men's Wearhouse stores are in the top ten in the nation for sales of men's dress shirts. Moores enjoys the number three position for this segment in Canada and K&G is ranked 28 in the U.S. for total sales of men's dress shirts. Altogether, Men's Wearhouse stores are number two in the U.S. and Moores is number one in Canada for total sales of men's dress apparel, which is composed of suits, suit separates, dress shirts, dress pants, sport coats and other tailored clothing.

Keeping Pace with Emerging Opportunities Men's Wearhouse is constantly monitoring our product mix with all of our brands to keep pace with emerging demands and opportunities. We pride ourselves in taking this approach all the way down to the tiniest detail because we know what a difference it makes for our customers and our shareholders.

Few items stand the test of time like the 1973 Rolls Royce.
And even fewer can make a man feel like a million bucks without costing him a million.







Getting More Out of Our Machine Our ability to improve our processes for our core brand played a large role in our ability to increase average sales at these locations to $418 per selling square foot. We were able to achieve this without significantly increasing our inventory.

While suits and other tailored clothing still account for the majority of this volume, the sale of casual wear, seasonal wear and other non-tailored inventory also played a role in our improved financial performance.


Sales for Men's Wearhouse stores grew 8% in '03 to $418 per selling square foot.

High Performance Add-ons We have achieved our ongoing success, in large part, through the strength of our senior management teams and their ability to transfer successful processes and concepts from one business model to another, coupled with the dedication of our staff at every level. This year was no exception.

Our tuxedo rental program is a primary example of the way Men's Wearhouse stores have been able to leverage existing facilities and infrastructure to deliver more for our shareholders and to begin reaching a younger audience than our traditional customer demographic.

Tuxedos delivered $51 million in revenues for the year, and we expect revenues for rentals in the U.S. to reach more than $70 million in 2004. This initiative has been so successful at Men's Wearhouse locations, that we began rolling out a similar program at Moores in 2003. We expect the Moores tuxedo initiative to grow incrementally in the coming year as the program gains traction.

We never lose sight of the fact that our customers should feel equally comfortable in the board room or on the boardwalk. This 1973 Volkswagen Beetle is right at home both places and so are our casual merchandise lines.

We're testing new drivers that leverage our current businesses and infrastructure.

New Lines and New Looks for Next Year and Beyond At some point, every organization depletes its opportunities for organic growth. Prudent companies begin planning for this inevitability well in advance of its actual arrival. Men's Wearhouse's strong earnings enable the company to self-fund growth opportunities. We're seeking out synergistic opportunities that we believe leverage key components of our current businesses and infrastructure. We identified three such opportunities and began steering select operational expertise to each of them in 2003 to guide them and ready them for testing in 2004.

New Looks — Eddie Rodriguez We have been actively searching for a concept that would give Men's Wearhouse a distinct presence in casual wear, preferably one that is dual gender. As such, Eddie Rodriguez represents our first venture into a complete lifestyle brand by Men's Wearhouse, and we will be opening six stores in test markets throughout the U.S. in 2004.

A customer's experience begins the moment they enter this new concept store featuring the Cuban-inspired designs of Eddie Rodriguez. They are greeted with sights, sounds and aromas that are uniquely Latin, yet universal in appeal. Eddie Rodriguez stores will introduce ten lines each year that provide high quality products at a very competitive price.

New Lines — TwinHill Corporate Apparel and Uniforms As you might expect, the corporate apparel business is similar in many ways to men's tailored clothing. However, unlike men's tailored clothing, no established competitor, national or regional, offers a significant retail presence or on-site tailoring capabilities.

TwinHill provides us an avenue for leveraging our suit experience for everyday corporate wear and capitalizing on Men's Wearhouse locations to meet the heavy fulfillment demands of this market segment, including distribution and tailoring.

New Leverage— An Environmentally Friendly Dry Cleaning Concept The retail dry cleaning market parallels the tuxedo rental market in several ways. At approximately $7 billion in size according to the International Fabricare Institute, it has no national competitors and is divided between discount cleaners and quality service providers. Dry cleaning is a market that is actively seeking a more environmentally friendly alternative to the petroleum based chemicals currently in use by the vast majority of operators.

Men's Wearhouse purchased a Houston-based cleaner late in 2003, which is licensed to use an innovative, more environmentally friendly dry cleaning process throughout North America. This investment provides the company with a model that leverages free-standing stores, as well as home pick up and delivery, to achieve higher visibility and to provide a superior level of customer service. It also presents a new opportunity for leveraging our customer base of more than 4 million. We plan to test and refine this concept in additional markets throughout 2004.

Some lines, like the 1973 Corvette Stingray, are so unique in their styling that they set the pace for everything that comes after them. We expect this to be true of Eddie Rodriguez and all of the new concepts we chose to test drive.






Our
journey
continues

The Open Road With three decades behind us, the last decade as a public entity, the road ahead for Men's Wearhouse shows perhaps even more promise than it did when the company was founded in 1973. We've navigated the numerous twists and turns presented by the men's apparel business – all the while gaining strength, experience and momentum.

Capturing leadership spots in the men's clothing market is about much more than buying and selling clothing. It requires having the right drivers in place, an experienced management team that has been down this road before and people who can safely and successfully steer Men's Wearhouse through the next leg of our journey. This is exactly what we have in place.

As a $1.4 billion company, Men's Wearhouse boasts a unique position that few can match. We're leading the pack, and it's a vantage that provides us with a clear view of the open road ahead, tempered with an understanding of what it has taken to get us where we are today.

A Growing Number of Options When it comes to men's tailored apparel, Men's Wearhouse still has plenty of potential for acceleration. We're well positioned to maintain, and even expand upon, our leadership position as the number one seller of men's suits in North America, and we still see incremental opportunities for growth in other tailored clothing segments, such as dress shirts and dress shoes.

Even so, we've never been comfortable with simply running on cruise control or assuming that our momentum will continue to carry Men's Wearhouse forward at a winning pace. We have and will continue to explore new opportunities for growth and to exploit those that demonstrate the greatest potential for return, always searching for the right mix that continues to make Men's Wearhouse the right choice for the long haul.

Letter from the CFO

The road ahead is always changing. This is a fact that is just as true from an investor relations and financial perspective as from a retail point of view.

Men's Wearhouse has always upheld the highest standards of ethics and business conduct. So, complying with this year's new regulations as set forth by the Sarbanes-Oxley Act has been much more of a formality and public articulation of processes and practices which were already in place than a formal shift in the way in which we manage the company.

We have long maintained a Code of Conduct for Men's Wearhouse employees. This year we extended this commitment to include a Code of Ethics for Men's Wearhouse management, the principles of which serve as the foundation for our corporate governance documents. These documents are readily available for your review on our Web site.

During the year, Men's Wearhouse realigned our Board Committees to ensure we are serving the needs of the company's shareholders, customers and employees to the fullest extent of our abilities. To further support this commitment, we will also be expanding our Board in 2004 to include two new independent directors. In addition, we established a formal internal audit and compliance function and appointed Gary G. Ckodre (an existing executive officer of the company) as the company's Chief Compliance Officer, who will report directly to our Audit Committee.

I encourage you to review this information carefully, as well as the rest of the details and discussion presented in our Form 10-K, and to contact me should you have any questions regarding the road Men's Wearhouse traveled throughout the year and the avenues we have chosen to help guide the company in the coming years.

Sincerely,
NEILL P. DAVIS





The following selected statement of earnings and balance sheet information for the fiscal years indicated has been derived from our audited consolidated financial statements. The Selected Financial Data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto. References herein to years are to the Company's 52-week or 53-week fiscal year, which ends on the Saturday nearest January 31 in the following calendar year. For example, references to "2003" mean the fiscal year ended January 31, 2004. All fiscal years for which financial information is included herein had 52 weeks, except 2000 which had 53 weeks.

Financial and operating data for all periods presented reflect the retroactive effect of the February 1999 combination with Moores Retail Group Inc. ("Moores") and the June 1999 combination with K&G Men's Center, Inc. ("K&G"), both accounted for as a pooling of interests (see notes following selected financial data).

Selected Financial Data

(Dollars and shares in thousands, except per share and per square foot data)

	1999	2000	2001	2002	**2003**
Statement of Earnings Data:					
Net sales	$ 1,186,748	$ 1,333,501	$ 1,273,154	$ 1,295,049	**$ 1,392,680**
Gross margin	438,966	514,666	451,111	454,348	**513,943**
Operating income (1)	100,931	141,158	73,841	69,392	**82,248**
Net earnings (1)	53,045	84,661	43,276	42,412	**50,026**
Net earnings per share of common stock (1):					
Basic	$ 1.27	$ 2.03	$ 1.06	$ 1.04	**$ 1.29**
Diluted	$ 1.25	$ 2.00	$ 1.04	$ 1.04	**$ 1.27**
Weighted average shares outstanding	41,848	41,769	40,997	40,590	**38,789**
Weighted average shares outstanding plus dilutive potential common shares	42,452	42,401	41,446	40,877	**39,295**
Operating Information:					
Percentage increase/(decrease) in comparable US store sales (2)	7.7%	3.3%	(10.2)%	(3.1)%	**6.1 %**
Percentage increase/(decrease) in comparable Canadian store sales (2)	0.3%	8.3%	4.2%	(2.1)%	**(5.1)%**
Average square footage — all stores (3)	6,193	6,520	7,046	7,174	**7,411**
Average sales per square foot of selling space (4)	$ 400	$ 406	$ 336	$ 319	**$ 338**
Number of retail apparel stores:					
Open at beginning of the period	579	614	651	680	**689**
Opened	54	39	32	16	**13**
Acquired	—	1	—	—	**—**
Closed	(19)	(3)	(3)	(7)	**(9)**
Open at end of the period	614	651	680	689	**693**
Cash Flow Information:					
Capital expenditures	$ 47,506	$ 79,411	$ 64,777	$ 45,422	**$ 48,700**
Depreciation and amortization	30,082	34,689	41,949	44,284	**48,130**
Purchase of treasury stock	1,273	7,871	30,409	28,058	**109,186**

	January 29, 2000	February 3, 2001	February 2, 2002	February 1, 2003	**January 31, 2004**
Balance Sheet Information:					
Cash	$ 77,798	$ 84,426	$ 38,644	$ 84,924	**$ 132,146**
Working capital	280,251	316,213	301,935	325,272	**356,823**
Total assets	611,195	713,317	717,869	769,313	**869,198**
Long-term debt	46,697	42,645	37,740	38,709	**131,000**
Shareholders' equity	408,973	494,987	509,883	531,761	**493,460**

(1) On February 10, 1999, we combined with Moores, a privately owned Canadian corporation, in exchange for securities ("Exchangeable Shares") exchangeable for 2.5 million shares of our common stock. The Exchangeable Shares were issued to the shareholders and option holders of Moores in exchange for all of the outstanding shares of capital stock and options of Moores because of Canadian tax law considerations. As of February 3, 2001, all Exchangeable Shares, which had substantially identical economic and legal rights as shares of our common stock, had been converted on a one-on-one basis to our common stock. As of January 29, 2000, there were 1.0 million Exchangeable Shares that had not yet been converted but were reflected as common stock outstanding for financial reporting purposes by the Company. The combination with Moores has been accounted for as a pooling of interests.

On June 1, 1999, we combined with K&G, a superstore retailer of men's apparel and accessories operating 34 stores in 16 states. We issued approximately 4.4 million shares of our common stock to K&G shareholders based on an exchange ratio of 0.43 of a share of our common stock for each share of K&G common stock outstanding. In addition, we converted the outstanding options to purchase K&G common stock, whether vested or unvested, into options to purchase 228,000 shares of our common stock based on the exchange ratio of 0.43. The combination has been accounted for as a pooling of interests.

In 1999, in conjunction with the Moores and K&G combinations as discussed above, we recorded transaction costs of $7.7 million, duplicative store closing costs of $6.1 million and litigation costs of $0.9 million. These charges in total reduced operating income by $19.0 million and net earnings by $14.1 million; basic and diluted earnings per share of common stock were reduced by $0.34 and $0.33, respectively. In addition, we recorded a charge of $4.3 million related to the write-off of deferred financing costs and prepayment penalties for the refinancing of approximately US$57 million of Moores indebtedness.

(2) Comparable store sales data is calculated by excluding the net sales of a store for any month of one period if the store was not open throughout the same month of the prior period. Fiscal year 2000 is calculated on a 52-week basis.

(3) Average square footage — all stores is calculated by dividing the total square footage for all stores open at the end of the period by the number of stores open at the end of such period.

(4) Average sales per square foot of selling space is calculated by dividing total selling square footage for all stores open the entire year into total sales for those stores.

Management's Discussion and Analysis of Financial Condition and Results of Operations

GENERAL

The Men's Wearhouse opened its first store in Houston, Texas in August 1973, and we are now one of the largest specialty retailers of men's suits in the United States and Canada. At January 31, 2004, we operated 693 retail apparel stores with 579 stores in the United States and 114 stores in Canada. Our U.S. stores are primarily operated under the brand names of Men's Wearhouse (506 stores) and K&G (73 stores) in 44 states and the District of Columbia. Our Canadian stores are operated under the brand name of Moores Clothing for Men in ten provinces. For 2003, we had revenues of $1.393 billion and net earnings of $50.0 million, compared to revenues of $1.295 billion and net earnings of $42.4 million in 2002 and revenues of $1.273 billion and net earnings of $43.3 million in 2001. The more significant factors impacting these results are addressed in the "Results of Operations" discussion below.

Under the Men's Wearhouse and Moores brands, which contributed approximately 80% of our revenues, we target middle and upper-middle income men by offering quality merchandise at everyday low prices. Because we concentrate on men's "wear-to-work" business attire which is characterized by infrequent and more predictable fashion changes, we believe we are not as exposed to trends typical of more fashion-forward apparel retailers, where significant markdowns and promotional pricing are more common. In addition, because this inventory mix includes "business casual" merchandise, we are able to meet demand for such products resulting from the trend over the past decade toward more relaxed dress codes in the workplace. We also strive to provide a superior level of customer service by training our sales personnel as clothing consultants and offering on-site tailoring services in each of our stores. We believe that the quality, value, selection and service we provide to our Men's Wearhouse and Moores customers have been significant factors in enabling us to consistently gain valuable market share within both the U.S. and Canadian markets for men's tailored apparel. In addition, we have expanded our customer base and leveraged our existing infrastructure by completing the rollout of our tuxedo rental program to nearly all of our Men's Wearhouse stores in early 2002 and introducing the program in 48 Moores stores in late 2003. As a percentage of total revenues, tuxedo rentals have grown from 0.8% in 2001 to 2.5% in 2002 and 3.7% in 2003. These revenues are expected to continue to increase in 2004 as the program matures and is extended to the remaining Moores stores.

Under the K&G brand, we target the more price sensitive customer with a value-oriented superstore approach. K&G's merchandising strategy emphasizes broad assortments of men's apparel across all major categories, including tailored clothing, casual sportswear, dress furnishings, footwear and accessories. In addition, 35 of the 73 K&G stores operating at January 31, 2004 offer ladies' career apparel that is also targeted to the more price sensitive customer. Although K&G employees assist customers with merchandise selection, including correct sizing, the stores are designed to allow customers to select and purchase apparel by themselves. Each store also provides on-site tailoring services.

Like most retailers, our business is subject to seasonal fluctuations. In most years, more than 30% of our net sales and more than 45% of our net earnings have been generated during the fourth quarter of each year. Because of the seasonality of our business, results for any quarter are not necessarily indicative of the results that may be achieved for the full year.

We opened 32 stores in 2001, 16 stores in 2002 and 13 stores in 2003. Expansion is generally continued within a market as long as management believes it will provide profitable incremental sales volume. Historically, new stores have contributed significantly to increases in net sales and have also contributed to increased net earnings. In 2004, we plan to open approximately eleven new Men's Wearhouse stores and eight new K&G stores and to expand and/or relocate approximately twelve existing Men's Wearhouse stores and one existing K&G store. The average cost (excluding telecommunications and point-of-sale equipment and inventory) of opening a new store is expected to be approximately $0.3 million in 2004. Although we believe that our ability to increase the number of Men's Wearhouse stores in the U.S. above 550 will be limited, we believe that additional growth opportunities exist through improving and diversifying the merchandise mix, relocating stores, expanding our K&G brand and adding complementary products and services.

We have closed nineteen stores in the three years ended January 31, 2004. Generally, in determining whether to close a store, we consider the store's historical and projected performance and the continued desirability of the store's location. In determining store contribution, we consider net sales, cost of sales and other direct store costs, but exclude buying costs, corporate overhead, depreciation and amortization, financing costs and advertising. Store performance is continually monitored and, occasionally, as regions and shopping areas change, we may determine that it is in our best interest to close or relocate a store. In 2001, three stores were closed due to substandard performance or lease expiration. In 2002, five stores were closed due to substandard performance or lease expiration and two stores were closed when their operations were combined with other existing area stores. In 2003, nine stores were closed due to substandard performance. We plan to close approximately ten stores in 2004.

CRITICAL ACCOUNTING POLICIES

The preparation of our consolidated financial statements requires the appropriate application of accounting policies in accordance with generally accepted accounting principles. In many instances, this also requires management to make estimates and assumptions about future events that affect the amounts and disclosures included in our financial statements. We base our estimates on historical experience and various assumptions that we believe are reasonable under the circumstances. However, since future events and conditions and their effects cannot be determined with certainty, actual results will differ from our estimates and such differences could be material to our financial statements.

Our accounting policies are described in Note 1 of Notes to Consolidated Financial Statements. We consistently apply these policies and periodically evaluate the reasonableness of our estimates in light of actual events. Historically, we have found our accounting policies to be appropriate and our estimates and assumptions reasonable. We believe our critical accounting policies and our most significant estimates are those that relate to inventories and long-lived assets, including goodwill, and our estimated liabilities for the self-insured portions of our workers' compensation and employee health benefit costs.

Our inventory is carried at the lower of cost or market. Cost is determined on the average cost method for approximately 79% of our inventory and on the retail inventory method for the remaining 21%. Our inventory cost also includes estimated procurement and distribution costs (warehousing, freight, hangers and merchandising costs) associated with the inventory, with the balance of such costs included in cost of sales. We make assumptions, based primarily on historical experience, as to items in our inventory that may be damaged, obsolete or salable only at marked down prices and reduce the cost of inventory to reflect the market value of these items. If actual damages, obsolescence or market demand is significantly different from our estimates, additional inventory write-downs could be required. In addition, procurement and distribution costs are allocated to inventory based on the ratio of annual product purchases to average inventory cost. If this ratio were to change significantly, it could materially affect the amount of procurement and distribution costs included in cost of sales.

We make judgments about the carrying value of long-lived assets, such as property and equipment and amortizable intangibles, and the recoverability of goodwill whenever events or changes in circumstances indicate that an other-than-temporary impairment in the remaining value of the assets recorded on our balance sheet may exist. We test for impairment annually or more frequently if circumstances dictate. To estimate the fair value of long-lived assets, including goodwill, we make various assumptions about the future prospects for the brand that the asset relates to and typically estimate future cash flows to be generated by these brands. Based on these assumptions and estimates, we determine whether we need to take an impairment charge to reduce the value of the asset stated on our balance sheet to reflect its estimated fair value. Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts. Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, different assumptions and estimates could materially impact our reported financial results. We recorded no impairment charge as a result of our testing performed during 2002 or 2003.

We self-insure portions of our workers' compensation and employee medical costs. We estimate our liability for future payments under these programs based on historical experience and various assumptions as to participating employees, health care costs, number of claims and other factors, including industry trends and information provided to us by our insurance broker. We also use actuarial estimates with respect to workers' compensation. If the number of claims or the costs associated with those claims were to increase significantly over our estimates, additional charges to earnings could be necessary to cover required payments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

The following table sets forth the Company's results of operations expressed as a percentage of net sales for the periods indicated:

Fiscal Year	2001	2002	**2003**
Net sales	100.0%	100.0%	**100.0%**
Cost of goods sold, including buying and occupancy costs	64.6	64.9	**63.1**
Gross margin	35.4	35.1	**36.9**
Selling, general and administrative expenses	29.6	29.7	**31.0**
Operating income	5.8	5.4	**5.9**
Interest expense, net	0.2	0.1	**0.2**
Earnings before income taxes	5.6	5.3	**5.7**
Provision for income taxes	2.2	2.0	**2.1**
Net earnings	3.4%	3.3%	**3.6%**

2003 Compared with 2002

The following table presents a breakdown of 2002 and 2003 net sales of the Company by stores open in each of these periods (in millions):

	Net Sales		
Stores	2002	**2003**	Increase/(Decrease)
13 stores opened in 2003	$ —	**$ 12.0**	$ 12.0
16 stores opened in 2002	24.6	**36.1**	11.5
Stores opened before 2002	1,270.4	**1,344.6**	74.2
Total	$ 1,295.0	**$ 1,392.7**	$ 97.7

The Company's net sales increased $97.7 million, or 7.5%, to $1.393 billion for 2003 due mainly to a $78.8 million increase in clothing and alteration sales and an $18.3 million increase in tuxedo rental revenues. Our U.S. comparable store sales (which are calculated by excluding the net sales of a store for any month of one period if the store was not open throughout the same month of the prior period) increased 6.1% as improvement was experienced in nearly all product categories. At our core Men's Wearhouse brand, a 14.9% increase in unit suit sales helped drive increases in other product categories as well as in alteration sales. In addition, our tuxedo rental business continued to grow following its rollout to nearly all of the Men's Wearhouse stores in early 2002 with tuxedo rental revenues increasing from 2.5% of total net sales in 2002 to 3.7% in 2003. Store traffic also increased, not only from our tuxedo rental customers, but also from efforts started in 2002 to increase our mix of opening price point product and to increase our penetration into the traditional clothing market. In Canada, comparable store sales for 2003 decreased 5.1% from 2002 due mainly to unusually severe and extended winter weather conditions during the first quarter, a shorter summer sale period during the second quarter and softer demand overall in the Canadian men's apparel market experienced throughout 2003. However, this decrease was more than offset by the foreign currency exchange rate translation effect from the strengthening of the Canadian dollar.

Gross margin increased $59.6 million, or 13.1%, to $513.9 million in 2003. As a percentage of sales, gross margin increased from 35.1% in 2002 to 36.9% in 2003. This increase in gross margin percentage resulted mainly from continued growth in our tuxedo rental business, which carries a significantly higher incremental gross margin impact than our clothing sales, and from higher cumulative mark-ups that produced higher clothing product margins. The gross margin percentage was also increased as occupancy cost, which is relatively constant on a per store basis and includes store related rent, common area maintenance, utilities, repairs and maintenance, security, property taxes and depreciation, decreased modestly as a percentage of sales from 2002 to 2003. However, on an absolute dollar basis, occupancy costs increased by 5.1% from 2002 to 2003 due mainly to higher rent expense from our increased store count and renewals of existing leases at higher rates and increased depreciation.

RESULTS OF OPERATIONS *(CONTINUED)*

Selling, general and administrative ("SG&A") expenses, as a percentage of sales, were 31.0% in 2003 compared to 29.7% in 2002, with SG&A expenditures increasing by $46.7 million or 12.1% to $431.7 million. On an absolute dollar basis, advertising increased by $2.8 million, store salaries increased by $15.3 million and other SG&A increased by $28.6 million. As a percentage of sales, advertising expense decreased from 4.6% to 4.5%, store salaries increased from 12.1% to 12.3% and other SG&A expenses increased from 13.0% to 14.2%. On an absolute dollar basis, the principal components of SG&A expenses increased primarily due to (i) the elimination of media spending reductions imposed in 2002, (ii) increased commissions and bonuses due to higher sales, (iii) increased store and warehouse salaries, benefits and other costs associated with a 47% increase in unit tuxedo rentals, (iv) increased non-store salaries, benefits and other costs related to our expansion strategies and (v) higher insurance costs. SG&A expenses were reduced by the recognition of a $4.4 million deferred pretax gain from the sale, in March 2002, of certain technology assets to an unrelated company regularly engaged in the development and licensing of software to the retail industry (see "Other Matters" herein). However, the gain recognized was more than offset by $2.9 million in costs related to store closures, $2.5 million in costs related to the write-off of certain technology assets and $3.7 million in litigation costs related to certain California lawsuits.

Interest expense, net of interest income, increased from $1.3 million in 2002 to $2.5 million in 2003. Weighted average borrowings outstanding increased $30.2 million from the prior year to $70.0 million in 2003, and the weighted average interest rate on outstanding indebtedness decreased from 4.9% to 4.6%. The increase in the weighted average borrowings was due primarily to the issuance of $130.0 million of 3.125% Notes in a private placement on October 21, 2003. A portion of the proceeds from the Notes was used to repay the balance outstanding on our Canadian credit facility. The decrease in the weighted average interest rate was due primarily to the lower interest rate on the Notes. Interest expense was offset by interest income from the investment of excess cash of $1.0 million in 2002 and $1.5 million in 2003. See further discussion of the Notes in Note 3 of Notes to Consolidated Financial Statements and "Liquidity and Capital Resources" herein.

Our effective income tax rate for the year ended January 31, 2004 was 37.3% compared to 37.8% for the prior year. The effective tax rate was higher than the statutory federal rate of 35% primarily due to the effect of state income taxes.

These factors resulted in 2003 net earnings of $50.0 million or 3.6% of net sales, compared with 2002 net earnings of $42.4 million or 3.3% of net sales.

2002 Compared with 2001

The following table presents a breakdown of 2001 and 2002 net sales of the Company by stores open in each of these periods (in millions):

	Net Sales		
Stores	2001	2002	Increase/(Decrease)
16 stores opened in 2002	$ —	$ 24.6	$ 24.6
32 stores opened in 2001	26.7	57.8	31.1
Stores opened before 2001	1,246.5	1,212.6	(33.9)
Total	$ 1,273.2	$ 1,295.0	$ 21.8

The Company's net sales increased $21.8 million, or 1.7%, to $1.295 billion for 2002 due primarily to increased sales in US stores opened in 2001 and 2002, offset partially by decreased sales from stores opened prior to fiscal 2001. Comparable store sales for 2002 decreased 3.1% in the US and 2.1% in Canada from 2001. The decrease in comparable sales for the U.S. and Canadian stores was due mainly to continued weakness in the U.S. and Canadian economies. Sales of men's apparel is particularly affected since buying patterns for men are considered to be more discretionary than those in other apparel areas.

RESULTS OF OPERATIONS *(CONTINUED)*

Gross margin increased $3.2 million, or 0.7%, to $454.3 million in 2002. As a percentage of sales, gross margin decreased from 35.4% in 2001 to 35.1% in 2002. This decrease in gross margin percentage predominately resulted from an increase in occupancy cost (which is relatively constant on a per store basis) as a percentage of sales and higher markdowns at the Men's Wearhouse brand associated with a shift to merchandise with lower opening price points. These decreases in the gross margin percentage were offset in part by our higher margin tuxedo rental revenues increasing from 0.8% of total revenues in fiscal 2001 to 2.5% of total revenues in fiscal 2002. Occupancy cost, which includes store related rent, common area maintenance, utilities, repairs and maintenance, security, property taxes and depreciation, increased by 8.9% on an absolute dollar basis from 2001 to 2002 due mainly to higher rent expense from our increased store count and renewals of existing leases at higher rates, higher property taxes and increased depreciation.

SG&A expenses, as a percentage of sales, were 29.7% in 2002 compared to 29.6% in 2001, with SG&A expenditures increasing by $7.7 million or 2.0% to $385.0 million. On an absolute dollar basis, advertising decreased by $1.1 million, store salaries increased by $10.4 million and other SG&A decreased by $1.6 million. As a percentage of sales, advertising expense decreased from 4.8% to 4.6%, store salaries increased from 11.4% to 12.1% and other SG&A expenses decreased from 13.4% to 13.0%. The decrease in advertising was due to planned reductions in media spending. The increase in store salaries was the result of higher sales commission rates in 2002 for promotional and other merchandise sales categories. These commission rates were put in place to help drive the shift to lower opening price points for merchandise offerings at the Men's Wearhouse brand. Other SG&A expenses decreased due to our focus on reducing corporate overhead.

Interest expense, net of interest income, decreased from $2.9 million in 2001 to $1.3 million in 2002. Weighted average borrowings outstanding decreased $25.5 million from the prior year to $39.8 million in 2002, and the weighted average interest rate on outstanding indebtedness decreased from 5.4% to 4.9%. The decrease in the weighted average borrowings resulted primarily from decreased short-term borrowings under our credit facilities. The decrease in the weighted average interest rate was due primarily to decreases during 2002 in the LIBOR rate. Interest expense was offset by interest income from the investment of excess cash of $0.8 million in 2001 and $1.0 million in 2002. See "Liquidity and Capital Resources" discussion herein.

Our effective income tax rate for the year ended February 1, 2003 was 37.8% compared to 39.0% for the prior year. The effective tax rate was higher than the statutory federal rate of 35% primarily due to the effect of state income taxes.

These factors resulted in 2002 net earnings of $42.4 million or 3.3% of net sales, compared with 2001 net earnings of $43.3 million or 3.4% of net sales.

LIQUIDITY AND CAPITAL RESOURCES

In January 2003, we replaced our existing $125.0 million revolving credit facility which was scheduled to mature in February 2004 with a new revolving credit agreement with a group of banks (the "Credit Agreement") that provides for borrowing of up to $100.0 million through February 4, 2006 (with extensions for up to two years under certain conditions). The Credit Agreement is secured by substantially all of the stock of the subsidiaries of The Men's Wearhouse, Inc. Advances under the new Credit Agreement bear interest at a rate per annum equal to, at our option, the agent's prime rate or the reserve adjusted LIBOR rate plus a varying interest rate margin up to 2.25%. The Credit Agreement also provides for fees applicable to unused commitments ranging from 0.275% to 0.500%. The terms and conditions of the new Credit Agreement are substantially the same as those of the replaced facility. In addition, in January 2003, we entered into a new Canadian term credit agreement under which we borrowed Can $62.0 million (US $40.7 million) which was used to repay approximately Can $60.9 million (US $40.0 million) in outstanding indebtedness of Moores under the previous term credit agreement. On October 31, 2003, we repaid the outstanding indebtedness of Can $60.5 million (US $45.9 million). As of January 31, 2004, there were no borrowings outstanding under the Credit Agreement.

LIQUIDITY AND CAPITAL RESOURCES *(CONTINUED)*

The Credit Agreement contains certain restrictive and financial covenants, including the requirement to maintain a minimum level of net worth and certain financial ratios. The Credit Agreement also prohibits payment of cash dividends on our common stock. We are in compliance with the covenants in the Credit Agreement as of January 31, 2004.

On October 21, 2003, we issued $130.0 million of 3.125% Notes in a private placement. A portion of the net proceeds from the Notes was used to repay the outstanding indebtedness under our Canadian term credit agreement and to repurchase shares of our common stock under the program authorized by the Board in September 2003 (see below); the balance is reserved for general corporate purposes, which may include additional purchases of our common stock under our share repurchase program. Interest on the Notes is payable semi-annually on April 15 and October 15 of each year, beginning on April 15, 2004. The Notes will mature on October 15, 2023. However, holders may require us to purchase all or part of the Notes, for cash, at a purchase price of 100% of the principal amount per Note plus accrued and unpaid interest on October 15, 2008, October 15, 2013 and October 15, 2018 or upon a designated event. Beginning on October 15, 2008, we will pay additional contingent interest on the Notes if the average trading price of the Notes is above a specified level during a specified period. In addition, we may redeem all or a portion of the Notes on or after October 20, 2008, at 100% of the principal amount of the Notes plus any accrued and unpaid interest, contingent interest and additional amounts, if any. We also have the right to redeem the Notes between October 20, 2006 and October 19, 2008 if the price of our common stock reaches certain levels.

During certain periods, the Notes are convertible by holders into shares of our common stock initially at a conversion rate of 23.3187 shares of common stock per $1,000 principal amount of Notes, which is equivalent to an initial conversion price of $42.88 per share of common stock (subject to adjustment in certain events), under the following circumstances: (1) if the closing sale price of our common stock issuable upon conversion exceeds 120% of the conversion price under specified conditions; (2) if we call the Notes for redemption; or (3) upon the occurrence of specified corporate transactions. Upon conversion of the Notes, in lieu of delivering common stock we may, at our election, deliver cash or a combination of cash and common stock. The Notes are general senior unsecured obligations, ranking on a parity in right of payment with all our existing and future unsecured senior indebtedness and our other general unsecured obligations, and senior in right of payment with all our future subordinated indebtedness. The Notes are effectively subordinated to all of our senior secured indebtedness, and all indebtedness and liabilities of our subsidiaries.

In December 2003, we acquired the assets and operating leases for 13 retail dry cleaning and laundry facilities and issued a note payable for $1.0 million as partial consideration. The unsecured note payable is due in full in 2008 and interest compounds annually at 4.0%.

Our primary sources of working capital are cash flow from operations and borrowings under the Credit Agreement. We had working capital of $301.9 million, $325.3 million and $356.8 million at the end of 2001, 2002 and 2003, respectively. Historically, our working capital has been at its lowest level in January and February, and has increased through November as inventory buildup is financed with both vendor payables and credit facility borrowings in preparation for the fourth quarter selling season. Working capital at the end of fiscal year 2003 is higher than fiscal year 2001 and 2002 due mainly to our increased inventory levels and cash balances.

Our operating activities provided net cash of $52.3 million in 2001, $113.0 million in 2002 and $118.8 million in 2003 mainly because cash provided by net earnings, as adjusted for non-cash charges, and increases in payables and accrued expenses more than offset cash used for other assets, inventories (2001 and 2003) and decreases in income taxes payable (2001 and 2002). Inventory increased $22.8 million in 2001, but decreased $17.3 million in 2002. A modest increase in net sales in 2002, combined with our inventory levels at the end of 2001 and a modification to our inventory mix at our Men's Wearhouse stores to increase our offering of opening price point product, resulted in lower planned inventory purchases through most of 2002. However, our buying patterns normalized in the last quarter of 2002 and resulted in an increase of $19.5 million in payables and accrued expenses for the year. In 2003, inventories increased $21.6 million as sales increased and we continued our normal buying patterns. The 2003 increase of $35.5 million in payables and accrued expenses was due to the increased inventories as well as higher bonuses earned as a result of increased sales and higher insurance costs. Other assets increased in each of the years primarily due to increased investment in tuxedo rental merchandise. Income taxes payable decreased in 2001 and 2002 mainly due to reduced earnings in 2001 and a lower effective tax rate associated with the mix of federal and state earnings in 2002; the increase in income taxes payable in 2003 resulted from increased earnings and the timing of tax payments, offset in part by a further reduction in the effective tax rate.

LIQUIDITY AND CAPITAL RESOURCES *(CONTINUED)*

Our investing activities used net cash of $66.4 million, $41.2 million and $54.8 million in 2001, 2002 and 2003, respectively, due mainly to capital expenditures of $64.8 million, $45.4 million and $48.7 million in 2001, 2002 and 2003, respectively. Our capital expenditures relate to costs incurred for stores opened, remodeled or relocated during the year or under construction at the end of the year, distribution facility additions and infrastructure technology investments. However, during 2002, cash used for capital expenditures was partially offset by $6.8 million of net proceeds received from the sale of certain technology assets to an unrelated company regularly engaged in the development and licensing of software to the retail industry. Approximately $4.4 million of this amount was recognized as a pretax operating gain by the Company in the first quarter of 2003 (see "Other Matters" herein). During 2003, our cash used by investing activities also included $4.5 million for net assets acquired.

The following table details our capital expenditures (in millions):

	2001	2002	**2003**
New store construction	$ 13.3	$ 5.7	**$ 7.9**
Relocation and remodeling of existing stores	27.8	23.6	**15.0**
Information technology	13.2	8.4	**11.5**
Distribution facilities	6.4	3.4	**12.2**
Other	4.1	4.3	**2.1**
Total	$ 64.8	$ 45.4	**$ 48.7**

Property additions relating to new retail apparel stores include stores in various stages of completion at the end of the fiscal year (three stores at the end of 2001, no stores at the end of 2002 and eight stores at the end of 2003). Our expenditures for the relocation and remodeling of existing retail apparel stores continue to be substantial as we have opened fewer new stores. Capital expenditures in 2003 also include approximately $9.0 million for expansion of our tuxedo distribution facility and additional material handling equipment and $1.9 million for two new concept stores under construction at the end of 2003.

We used net cash in financing activities of $30.7 million in 2001 and $26.6 million in 2002 mainly for net payments of long-term debt and purchases of treasury stock. As previously noted, we entered into a new Canadian credit facility which was a term credit agreement under which we borrowed CAN$62.0 million (US $40.7 million) in January 2003. Borrowings under the term credit agreement were used to repay approximately CAN$60.9 million (US $40.0 million) in outstanding indebtedness of Moores under the previous term credit agreement. In 2003, net cash used in financing activities was $19.7 million due mainly to proceeds received from the issuance of the Notes in October 2003 and proceeds from the issuance of our common stock for options exercised, offset by purchases of treasury stock and the repayment of our Canadian term loan. The treasury stock purchases were made under stock repurchase programs authorized by our Board of Directors in January 2000, January 2001, November 2002 and September 2003. Under the first three authorized programs, we repurchased 1,185,000, 1,480,000 and 1,057,100 shares of our common stock during 2001, 2002 and 2003, respectively, at a cost of $30.4 million, $28.1 million and $24.1 million, respectively. The average price per share of our common stock repurchased under these programs was $25.66, $18.96 and $22.80 during 2001, 2002 and 2003, respectively. In September 2003, the Board of Directors authorized a program for the repurchase of up to $100.0 million of Company common stock in the open market or in private transactions. This authorization superceded the approximately $1 million we had remaining under the Board's November 2002 authorization. As of January 31, 2004, we had repurchased under this program 1,405,400 shares at a cost of $42.4 million in private transactions and 1,713,400 shares at a cost of $42.6 million in open market transactions. Under all programs during fiscal 2003, we repurchased 4,175,900 shares of our common stock at a cost of $109.2 million with an average repurchase price of $26.15 per share.

In connection with our share repurchase programs, we from time to time issued put option contracts and received premiums for doing so, with the premiums being added to our capital in excess of par and effectively reducing the cost of our share repurchases. Under these contracts, the contract counterparties had the option to require us to purchase a specific number of shares of our common stock at specific strike prices per share on specific dates. During 2002, we issued a put contract for 500,000 shares and received a premium of $0.6 million for issuing this contract. The contract

LIQUIDITY AND CAPITAL RESOURCES *(CONTINUED)*

counterparty had the option to exercise this contract at a strike price of $22.76 per share on December 17, 2002, but contract completion was required earlier if the market price of our common stock fell below a trigger price of $12.64 per share. During the third quarter of 2002, the market price of our common stock fell below the trigger price and we settled the contract by repurchasing the 500,000 shares at $22.76 per share or $11.4 million; we recorded the shares purchased as treasury stock. We were not obligated to issue any shares under the put contract nor were we obligated to settle in cash.

Our primary cash requirements are to finance working capital increases as well as to fund capital expenditure requirements which are anticipated to be approximately $57.0 million for 2004. This amount includes the anticipated costs of opening approximately eleven new Men's Wearhouse stores and eight new K&G stores in 2004 at an expected average cost per store of approximately $0.3 million (excluding telecommunications and point-of-sale equipment and inventory). It also includes approximately $10.0 million for development of distribution facilities in Houston for our K&G brand and future business models. The balance of the capital expenditures for 2004 will be used for telecommunications, point-of-sale and other computer equipment and systems, store relocations, remodeling and expansion and investment in complimentary services and concepts. The Company anticipates that each of the eleven new Men's Wearhouse stores and each of the eight new K&G stores will require, on average, an initial inventory costing approximately $0.3 million and $1.1 million, respectively (subject to the same seasonal patterns affecting inventory at all stores), which will be funded by our revolving credit facility, trade credit and cash from operations. The actual amount of future capital expenditures and inventory purchases will depend in part on the number of new stores opened and the terms on which new stores are leased. Additionally, the continuing consolidation of the men's tailored clothing industry may present us with opportunities to acquire retail chains significantly larger than our past acquisitions. Any such acquisitions may be undertaken as an alternative to opening new stores. We may use cash on hand, together with cash flow from operations, borrowings under our revolving credit facility and issuances of equity securities, to take advantage of significant acquisition opportunities.

We anticipate that our existing cash and cash flow from operations, supplemented by borrowings under our various credit agreements, will be sufficient to fund planned store openings, other capital expenditures and operating cash requirements for at least the next 12 months.

As substantially all of our cash is held by five financial institutions, we are exposed to risk of loss in the event of failure of any of these parties. However, due to the creditworthiness of these five financial institutions, we anticipate full performance and access to our deposits and liquid investments.

In connection with our direct sourcing program, we may enter into purchase commitments that are denominated in a foreign currency (primarily the Euro). We generally enter into forward exchange contracts to reduce the risk of currency fluctuations related to such commitments. As these forward exchange contracts are with two financial institutions, we are exposed to credit risk in the event of nonperformance by these parties. However, due to the creditworthiness of these major financial institutions, full performance is anticipated. We may also be exposed to market risk as a result of changes in foreign exchange rates. This market risk should be substantially offset by changes in the valuation of the underlying transactions.

CONTRACTUAL OBLIGATIONS

As of January 31, 2004, the Company is obligated to make cash payments in connection with its long-term debt, operating leases and purchase obligations in the amounts listed below. In addition, we utilize letters of credit primarily for inventory purchases. At January 31, 2004, letters of credit totaling approximately $17.3 million were issued and outstanding.

Contractual obligations	Total	<1Year	1-3 Years	3-5 Years	> 5 Years
Long-term debt (a)	$ 131.0	$ —	$ —	$ 1.0	$ 130.0
Operating lease base rentals (b)	454.4	91.8	152.7	107.2	102.7
Purchase obligations (c)	15.4	15.4	—	—	—
Total contractual obligations	$ 600.8	$ 107.2	$ 152.7	$ 108.2	$ 232.7

(a) Long-term debt includes our $130.0 million convertible senior notes issued in October 2003 and a $1.0 million unsecured note payable due in 2008. These borrowings are further described in Note 3 of Notes to Consolidated Financial Statements. The table assumes our long-term debt is held to maturity.

(b) We lease retail business locations, office and warehouse facilities, copier equipment and automotive equipment under operating leases. Leases on retail business locations specify minimum base rentals plus common area maintenance charges and possible additional rentals based upon percentages of sales. Most of the retail business location leases provide for renewal options at rates specified in the leases. Our future operating lease obligations would change if we exercised these renewal options and if we entered into additional operating lease agreements. See Note 9 of Notes to Consolidated Financial Statements for more information.

(c) Included in purchase obligations are our forward exchange contracts. At January 31, 2004, we had 23 contracts maturing in varying increments to purchase an aggregate notional amount of $15.4 million in foreign currency, maturing at various dates through January 2005. See Note 8 of Notes to Consolidated Financial Statements for more information.

OFF-BALANCE SHEET ARRANGEMENTS

Other than the operating leases, forward exchange contracts and letters of credit discussed above, the Company does not have any off-balance sheet arrangements that are material to its financial position or results of operations.

OTHER MATTERS

In January 2000, we formed Chelsea Market Systems, L.L.C. ("Chelsea"), a joint venture company, for the purpose of developing a new point-of-sale software system for the Company and after successful implementation, exploring the possibility of marketing the system to third parties. Under the terms of the agreement forming Chelsea, we owned 50% of Chelsea and Harry M. Levy, a former director and officer, owned 50% with the understanding that Mr. Levy would assign, either directly or indirectly, some of his interest in Chelsea to other persons involved in the project. The point-of-sale system was developed and successfully deployed by the Company during 2000 and 2001. From January 2000 though March 2002, we funded and recognized as expense all of the operating costs of Chelsea, which aggregated $4.5 million. On March 31, 2002, Chelsea sold substantially all of its assets, primarily certain technology assets, to an unrelated company regularly engaged in the development and licensing of software to the retail industry. As a result of the sale by Chelsea, the Company received a net amount of $6.8 million. Approximately $4.4 million of this amount was recognized as a pretax operating gain by the Company in the first quarter of 2003.

IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In December 2003, the FASB issued a revised interpretation of FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (revised December 2003)" ("FIN 46R"). FIN 46R requires that if an entity has a controlling financial interest in a variable interest entity, the assets, liabilities and results of activities of the variable interest entity should be included in the consolidated financial statements of the entity. FIN 46R is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46R must be applied no later than December 31, 2003 for entities meeting the definition of special-purpose entities, and no later than fiscal periods ending after March 15, 2004 for all other entities under construction. As we do not have any variable interest entities, the adoption of FIN 46R is not expected to have a material impact on our financial position, results of operations or cash flows.

INFLATION

The impact of inflation on the Company has been minimal.

FORWARD-LOOKING STATEMENTS

Certain statements made herein and in other public filings and releases by the Company contain "forward-looking" information (as defined in the Private Securities Litigation Reform Act of 1995) that involves risk and uncertainty. These forward-looking statements may include, but are not limited to, future capital expenditures, acquisitions (including the amount and nature thereof), future sales, earnings, margins, costs, number and costs of store openings, demand for clothing, market trends in the retail clothing business, currency fluctuations, inflation and various economic and business trends. Forward-looking statements may be made by management orally or in writing, including, but not limited to, this Management's Discussion and Analysis of Financial Condition and Results of Operations section and other sections of our filings with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and the Securities Act of 1933.

Actual results and trends in the future may differ materially depending on a variety of factors including, but not limited to, domestic and international economic activity and inflation, our successful execution of internal operating plans and new store and new market expansion plans, performance issues with key suppliers, severe weather, foreign currency fluctuations, government export and import policies and legal proceedings. Future results will also be dependent upon our ability to continue to identify and complete successful expansions and penetrations into existing and new markets and our ability to integrate such expansions with our existing operations.

Expansion into more fashion-oriented merchandise categories or into complementary products and services may present greater risks. We are continuously assessing opportunities to expand complementary products and services related to our traditional business, such as corporate apparel sales and retail dry cleaning establishments, as well as concepts that include more fashion-oriented merchandise. We may expend both capital and personnel resources on such business opportunities which may or may not be successful.

Our business is particularly sensitive to economic conditions and consumer confidence. Consumer confidence is often adversely impacted by many factors including local, regional or national economic conditions, continued threats of terrorism, acts of war and other uncertainties. We believe that a decrease in consumer spending will affect us more than other retailers because men's discretionary spending for items like tailored apparel tends to slow faster than other retail purchases.

According to industry sources, sales in the men's tailored clothing market generally have declined over the past several years. We believe that this decline is attributable primarily to: (1) men allocating less of their income to tailored clothing and (2) certain employers relaxing their dress codes. We believe that this decrease in sales has contributed, and will continue to contribute, to a consolidation among retailers of men's tailored clothing. Despite this overall decline, we have been able to increase our share of the men's tailored clothing market; however, we may not be able to continue to expand our sales volume or maintain our profitability within our segment of the retailing industry.

Quantitative and Qualitatitive Disclosures About Market Risk

We are subject to exposure from fluctuations in U.S. dollar/Euro exchange rates. As further described in Note 8 of Notes to Consolidated Financial Statements and in "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources", we utilize foreign currency forward exchange contracts to limit exposure to changes in currency exchange rates. At January 31, 2004, we had 23 contracts maturing in varying increments to purchase an aggregate notional amount of $15.4 million in foreign currency, maturing at various dates through January 2005. At February 1, 2003, we had four contracts maturing in varying increments to purchase an aggregate notional amount of $1.4 million in foreign currency, maturing at various dates through March 2003. Unrealized pretax losses on these forward contracts totaled approximately $0.2 million at February 1, 2003. Unrealized pretax gains on these forward contracts totaled approximately $1.0 million at January 31, 2004. A hypothetical 10% change in applicable January 31, 2004 forward rates would increase or decrease this pretax gain by approximately $1.5 million related to these positions. However, it should be noted that any change in the value of these contracts, whether real or hypothetical, would be significantly offset by an inverse change in the value of the underlying hedged item.

Moores conducts its business in Canadian dollars. The exchange rate between Canadian dollars and U.S. dollars has fluctuated over the last ten years. If the value of the Canadian dollar against the U.S. dollar weakens, then the revenues and earnings of our Canadian operations will be reduced when they are translated to U.S. dollars. Also, the value of our Canadian net assets in U.S. dollars may decline.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
The Men's Wearhouse, Inc.
Houston, Texas

We have audited the accompanying consolidated balance sheets of The Men's Wearhouse, Inc. and its subsidiaries (the "Company") as of January 31, 2004 and February 1, 2003, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended January 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2004 and February 1, 2003, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets effective February 3, 2002 to conform to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," as amended.

Deloitte & Touche LLP

Houston, Texas
April 5, 2004

Consolidated Balance Sheets

(In thousands, except shares)

ASSETS	February 1, 2003	**January 31, 2004**
CURRENT ASSETS:		
Cash	$ 84,924	**$ 132,146**
Accounts receivable, net	20,004	**17,919**
Inventories	360,159	**388,956**
Other current assets	29,495	**30,858**
Total current assets	494,582	**569,879**
PROPERTY AND EQUIPMENT, AT COST:		
Land	6,005	**6,205**
Buildings	23,729	**29,739**
Leasehold improvements	162,734	**177,466**
Furniture, fixtures and equipment	213,391	**241,742**
	405,859	**455,152**
Less accumulated depreciation and amortization	(195,679)	**(240,088)**
Net property and equipment	210,180	**215,064**
GOODWILL, net	36,607	**43,867**
OTHER ASSETS, net	27,944	**40,388**
TOTAL	$ 769,313	**$ 869,198**
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 98,716	**$ 115,828**
Accrued expenses	55,323	**71,132**
Current portion of long-term debt	2,037	**—**
Income taxes payable	13,234	**26,096**
Total current liabilities	169,310	**213,056**
LONG-TERM DEBT	38,709	**131,000**
DEFERRED TAXES AND OTHER LIABILITIES	29,533	**31,682**
Total liabilities	237,552	**375,738**
COMMITMENTS AND CONTINGENCIES (Note 9)		
SHAREHOLDERS' EQUITY:		
Preferred stock, $.01 par value, 2,000,000 shares authorized, no shares issued	—	**—**
Common stock, $.01 par value, 100,000,000 shares authorized, 42,585,179 and 43,054,815 shares issued	426	**431**
Capital in excess of par	196,146	**205,636**
Retained earnings	397,540	**447,566**
Accumulated other comprehensive income	66	**10,533**
Total	594,178	**664,166**
Treasury stock, 2,845,364 and 6,979,423 shares at cost	(62,417)	**(170,706)**
Total shareholders' equity	531,761	**493,460**
TOTAL	$ 769,313	**$ 869,198**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Earning

For the Years Ended February 2, 2002, February 1, 2003 and January 31, 2004
(In thousands, except per share amounts)

Fiscal Year	2001	2002	**2003**
Net sales	$ 1,273,154	$ 1,295,049	**$ 1,392,680**
Cost of goods sold, including buying and occupancy costs	822,043	840,701	**878,737**
Gross margin	451,111	454,348	**513,943**
Selling, general and administrative expenses	377,270	384,956	**431,695**
Operating income	73,841	69,392	**82,248**
Interest expense (net of interest income of $841, $981 and $1,495, respectively)	2,867	1,261	**2,511**
Earnings before income taxes	70,974	68,131	**79,737**
Provision for income taxes	27,698	25,719	**29,711**
Net earnings	$ 43,276	$ 42,412	**$ 50,026**
Net earnings per share:			
Basic	$ 1.06	$ 1.04	**$ 1.29**
Diluted	$ 1.04	$ 1.04	**$ 1.27**
Weighted average shares outstanding:			
Basic	40,997	40,590	**38,789**
Diluted	41,446	40,877	**39,295**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity

For the Years Ended February 2, 2002, February 1, 2003 and January 31, 2004

(In thousands, except shares)

	Common Stock	Capital in Excess of Par	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Treasury Stock	Total
BALANCE – February 3, 2001	$ 422	$ 189,656	$ 311,852	$ (316)	$ (6,627)	$ 494,987
Comprehensive income:						
Net earnings	—	—	43,276	—	—	43,276
Translation adjustment	—	—	—	(2,157)	—	(2,157)
Cumulative effect of accounting change on derivative instruments	—	—	—	(331)	—	(331)
Change in derivative fair value	—	—	—	(394)	—	(394)
Total comprehensive income						40,394
Common stock issued to stock discount plan – 56,617 shares	1	940	—	—	—	941
Common stock issued upon exercise of stock options – 79,479 shares	1	1,211	—	—	—	1,212
Tax benefit recognized upon exercise of stock options	—	258	—	—	—	258
Treasury stock purchased – 1,185,000 shares	—	—	—	—	(30,409)	(30,409)
Treasury stock issued to profit sharing plan – 106,382 shares	—	(177)	—	—	2,677	2,500
BALANCE – February 2, 2002	424	191,888	355,128	(3,198)	(34,359)	509,883
Comprehensive income:						
Net earnings	—	—	42,412	—	—	42,412
Translation adjustment	—	—	—	2,442	—	2,442
Change in derivative fair value	—	—	—	822		822
Total comprehensive income						45,676
Common stock issued to stock discount plan – 51,359 shares	1	761	—	—	—	762
Common stock issued upon exercise of stock options – 165,105 shares	1	2,272	—	—	—	2,273
Tax benefit recognized upon exercise of stock options	—	624	—	—	—	624
Proceeds from sale of put option contracts	—	601	—	—	—	601
Treasury stock purchased – 1,480,000 shares	—	—	—	—	(28,058)	(28,058)
BALANCE – February 1, 2003	**426**	**196,146**	**397,540**	**66**	**(62,417)**	**31,761**
Comprehensive income:						
Net earnings	—	—	**50,026**	—	—	**50,026**
Translation adjustment	—	—	—	**9,908**	—	**9,908**
Change in derivative fair value	—	—	—	**559**	—	**559**
Total comprehensive income						**60,493**
Common stock issued to stock discount plan – 48,195 shares	**1**	**742**	—	—	—	**743**
Common stock issued upon exercise of stock options – 421,441 shares	**4**	**7,573**	—	—	—	**7,577**
Tax benefit recognized upon exercise of stock options	—	**1,572**	—	—	—	**1,572**
Treasury stock issued to profit sharing plan – 41,841 shares	—	**(397)**	—	—	**897**	**500**
Treasury stock purchased – 4,175,900 shares	—	—	—	—	**(109,186)**	**(109,186)**
BALANCE – January 31, 2004	**$ 431**	**$ 205,636**	**$ 447,566**	**$ 10,533**	**$ (170,706)**	**$ 493,460**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

For the Years Ended February 2, 2002, February 1, 2003 and January 31, 2004

(In thousands)

Fiscal Year	2001	2002	**2003**
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings	$ 43,276	$ 42,412	**$ 50,026**
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	41,949	44,284	**48,130**
Gain on sale of assets	—	—	**(4,381)**
Deferred tax provision	3,354	7,485	**505**
(Increase) decrease in inventories	(22,773)	17,338	**(21,624)**
Increase in other assets	(8,995)	(13,594)	**(3,246)**
Increase in accounts payable and accrued expenses	719	19,503	**35,491**
Increase (decrease) in income taxes payable	(6,949)	(4,933)	**14,086**
Increase (decrease) in other liabilities	1,721	531	**(220)**
Net cash provided by operating activities	52,302	113,026	**118,767**
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(64,777)	(45,422)	**(48,700)**
Net proceeds from sale of assets	—	6,812	**—**
Net assets acquired	—	—	**(4,500)**
Investment in trademarks, tradenames and other assets	(1,590)	(2,619)	**(1,644)**
Net cash used in investing activities	(66,367)	(41,229)	**(54,844)**
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of common stock	2,153	3,035	**8,320**
Proceeds from issuance of debt	—	—	**130,000**
Bank borrowings	—	39,624	**—**
Principal payments on bank debt	(2,407)	(40,743)	**(44,931)**
Deferred financing costs	—	(1,075)	**(3,916)**
Proceeds from sale of put option contracts	—	601	**—**
Purchase of treasury stock	(30,409)	(28,058)	**(109,186)**
Net cash used in financing activities	(30,663)	(26,616)	**(19,713)**
Effect of exchange rate changes on cash	(1,054)	1,099	**3,012**
INCREASE (DECREASE) IN CASH	(45,782)	46,280	**47,222**
Cash beginning of period	84,426	38,644	**84,924**
Cash end of period	$ 38,644	$ 84,924	**$ 132,146**
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	$ 3,468	$ 1,945	**$ 2,091**
Income taxes	$ 32,539	$ 25,582	**$ 15,863**
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:			
Additional capital in excess of par resulting from tax benefit recognized upon exercise of stock options	$ 258	$ 624	**$ 1,572**
Treasury stock contributed to employee stock plan	$ 2,500	$ —	**$ 500**
Note payable issued as partial consideration for assets acquired	$ —	$ —	**$ 1,000**

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

For the Years Ended February 2, 2002, February 1, 2003 and January 31, 2004

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business — The Men's Wearhouse, Inc. and its subsidiaries (the "Company") is a specialty retailer of menswear. We operate throughout the United States primarily under the brand names of Men's Wearhouse and K&G and under the brand name of Moores in Canada. We follow the standard fiscal year of the retail industry, which is a 52-week or 53-week period ending on the Saturday closest to January 31. Fiscal year 2001 ended on February 2, 2002, fiscal year 2002 ended on February 1, 2003 and fiscal year 2003 ended on January 31, 2004. Fiscal years 2001, 2002 and 2003 included 52 weeks.

Principles of Consolidation — The consolidated financial statements include the accounts of The Men's Wearhouse, Inc. and its wholly owned or controlled subsidiaries. Intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Use of Estimates — The preparation of financial statements in conformity with accounting principals generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates and assumptions are those relating to inventories and long-lived assets, including goodwill, and our estimated liabilities for self-insured portions of our workers' compensation and employee health benefit costs.

Cash — Cash includes all cash in banks, cash on hand and all highly liquid investments with an original maturity of three months or less. As substantially all of our cash is held by five financial institutions, we are exposed to risk of loss in the event of failure of any of these parties. However, due to the creditworthiness of these five financial institutions, we anticipate full performance and access to our deposits and liquid investments.

Accounts Receivable — Accounts receivable consists of our third-party credit card receivables and other receivables, net of an allowance for uncollectible accounts of $0.4 million at fiscal year end 2002 and 2003. Collectibility is reviewed regularly and the allowance is adjusted as necessary.

Inventories — Inventories are valued at the lower of cost or market, with cost determined on the average cost method and the retail cost method. Inventory cost includes procurement and distribution costs (warehousing, freight, hangers and merchandising costs) associated with ending inventory.

Property and Equipment — Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related allowances for depreciation are eliminated from the accounts in the year of disposal and the resulting gain or loss is credited or charged to earnings.

Buildings are depreciated using the straight-line method over their estimated useful lives of 20 to 25 years. Depreciation of leasehold improvements is computed on the straight-line method over the term of the lease or useful life of the assets, whichever is shorter. Furniture, fixtures and equipment are depreciated using primarily the straight-line method over their estimated useful lives of three to ten years.

Goodwill and Other Assets — We adopted the provisions of Statement of Financial Accounting Standard No. 142 "Goodwill and Other Intangible Assets" ("SFAS No. 142") on February 3, 2002. Accordingly, intangible assets are initially recorded at their fair values. Identifiable intangible assets with finite useful lives are amortized to expense over the estimated useful life of the asset. Trademarks, tradenames and other intangibles are amortized over estimated useful lives of 3 to 17 years using the straight-line method. Identifiable intangible assets with an indefinite useful life, including goodwill, are evaluated, at least annually, for impairment by comparison of their carrying amounts with the fair value of the individual assets. The adoption of SFAS No. 142 did not result in any impairment charge. The disclosures required by SFAS No. 142 are included in Note 7.

Impairment of Long-Lived Assets — We adopted Statement of Financial Accounting Standard No. 144 "Impairment or Disposal of Long-lived Assets" ("SFAS No. 144") on February 3, 2002. We evaluate the carrying value of long-lived assets, such as property and equipment and amortizable intangibles,

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If it is determined, based on estimated undiscounted future cash flows, that an impairment has occurred, a loss is recognized currently for the impairment. The adoption of this statement did not have a material impact on our financial position, results of operations or cash flows.

Fair Value of Financial Instruments — As of February 1, 2003 and January 31, 2004, management estimates that the fair value of cash, receivables, accounts payable and accrued expenses are carried at amounts that reasonably approximate their fair value. See Note 3 for the fair values of our long-term debt.

Revenue Recognition — Revenue is recognized at the time of sale and delivery of merchandise, net of actual sales returns and a provision for estimated sales returns. Revenues from alteration services are recognized upon completion of the alteration services.

Advertising — Advertising costs are expensed as incurred or, in the case of media production costs, when the commercial first airs. Advertising expenses were $61.2 million, $60.1 million and $62.9 million in fiscal 2001, 2002 and 2003, respectively.

Shipping and Handling Costs — All shipping and handling costs for product sold are recognized as cost of goods sold.

New Store Costs — Promotion and other costs associated with the opening of new stores are expensed as incurred.

Store Closures and Relocations — On November 3, 2002, we adopted Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"). This statement requires, among other things, that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred rather than when a company commits to such an activity and also establishes fair value as the objective for initial measurement of the liability. As of the fourth quarter of 2002, when we close or relocate a store, the present value of estimated unrecoverable cost, which is substantially made up of the remaining net lease obligation, is charged to expense. Prior to the fourth quarter of 2002, these costs were expensed upon management's commitment to closing or relocating a store, which was generally before the actual liability was incurred. The adoption of this statement did not have a material impact on our financial position, results of operations or cash flows.

Stock Based Compensation — As permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), we account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). We have adopted the disclosure-only provisions of SFAS No. 123 and continue to apply APB No. 25 and related interpretations in accounting for the stock option plans and the employee stock purchase plan.

In December 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation–Transition and Disclosure" ("SFAS No. 148"). This statement amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This statement is effective for fiscal years ending after December 15, 2002. The adoption of the disclosure requirements of this statement, on February 1, 2003, did not have a material effect on the Company's financial position, results of operations or cash flows. The disclosures required by SFAS No. 148 are included below.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Had we elected to apply the accounting standards of SFAS No. 123, as amended by SFAS No. 148, our net earnings and net earnings per share would have been approximately the pro forma amounts indicated below (in thousands, except per share data):

Fiscal Year	2001	2002	**2003**
Net earnings, as reported	$ 43,276	$ 42,412	**$ 50,026**
Deduct: Additional compensation expense, net of tax	(3,129)	(2,977)	**(2,460)**
Pro forma net earnings	$ 40,147	$ 39,435	**$ 47,566**
Net earnings per share:			
As reported:			
Basic	$ 1.06	$ 1.04	**$ 1.29**
Diluted	$ 1.04	$ 1.04	**$ 1.27**
Pro forma:			
Basic	$ 0.98	$ 0.97	**$ 1.23**
Diluted	$ 0.97	$ 0.96	**$ 1.21**

For purposes of computing pro forma net earnings, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model, which resulted in a weighted-average fair value of $11.47, $11.70 and $9.99 for grants made during fiscal 2001, 2002 and 2003, respectively. The following weighted average assumptions were used for option grants in fiscal 2001, 2002 and 2003, respectively: expected volatility of 54.01%, 54.14% and 54.75%, risk-free interest rates (U.S. Treasury five year notes) of 4.57%, 4.29% and 3.14%, and an expected life of six years.

The effects of applying SFAS No. 123 in this pro forma disclosure may not be indicative of pro forma future amounts. See Note 6 for additional disclosures regarding stock-based compensation.

Derivative Financial Instruments — We enter into foreign currency forward exchange contracts to hedge against foreign exchange risks associated with certain firmly committed, and certain other probable, but not firmly committed, inventory purchase transactions that are denominated in a foreign currency (primarily the Euro). Gains and losses associated with these contracts are accounted for as part of the underlying inventory purchase transactions. These contacts have been accounted for in accordance with Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), as amended, which we adopted on February 4, 2001. In accordance with the transition provisions of SFAS No. 133, we recorded a cumulative loss adjustment of $0.5 million ($0.3 million, net of tax) in accumulated other comprehensive loss related primarily to the unrealized losses on foreign currency exchange contracts, which were designated as cash-flow hedging instruments. The disclosures required by SFAS No. 133 are included in Note 8.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities ("SFAS No. 149"). SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. Our adoption of this statement as of June 30, 2003 did not have a material impact on our financial position, results of operations or cash flows.

In connection with our share repurchase programs, as described in Note 6, we from time to time issued put option contracts and received premiums for doing so, with the premiums being added to our capital in excess of par. Under these contracts, the contract counterparties had the option to require us to purchase a specific number of shares of our common stock at specific strike prices per share on specific dates. See Note 6 for additional disclosures regarding our put option contracts.

Notes to Consolidated Financial Statements

For the Years Ended February 2, 2002, February 1, 2003 and January 31, 2004

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign Currency Translation — Assets and liabilities of foreign subsidiaries are translated into U.S. dollars at the exchange rates in effect at each balance sheet date. Shareholders' equity is translated at applicable historical exchange rates. Income, expense and cash flow items are translated at average exchange rates during the year. Resulting translation adjustments are reported as a separate component of shareholders' equity.

Comprehensive Income — Comprehensive income includes all changes in equity during the period presented that result from transactions and other economic events other than transactions with shareholders.

Segment Information — We consider our business as one operating segment based on the similar economic characteristics of our three brands. Revenues of Canadian retail operations were $144.6 million, $141.9 million and $154.7 million for fiscal 2001, 2002 and 2003, respectively. Long-lived assets of our Canadian operations were $35.2 million and $45.5 million as of the end of fiscal 2002 and 2003, respectively.

Accounting for Guarantees — In November 2002, the FASB issued Financial Interpretation No. 45 ("FIN No. 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 requires that upon issuance of a guarantee, the guarantor must disclose and recognize a liability for the fair value of the obligation it assumes under that guarantee. The initial recognition and measurement requirement of FIN No. 45 is effective for guarantees issued or modified after December 31, 2002. As of January 31, 2004, we did not have any material guarantees that were issued or modified after December 31, 2002. The disclosure requirements of FIN No. 45 are effective for interim and annual periods ending after December 15, 2002 and are applicable to guarantees issued before December 31, 2002. We did not have any significant guarantees issued before December 31, 2002.

Vendor Allowances — In November 2002, the Emerging Issues Task Force ("EITF") issued Issue 02-16, "Accounting by a Customer (Including a Reseller) for Cash Consideration Received from a Vendor." This EITF addresses the accounting treatment for cash vendor allowances received. The adoption of EITF Issue 02-16 in 2003 did not have a material impact on the Company's financial position, results of operations or cash flows.

Reporting Gains and Losses from the Early Extinguishment of Debt — We adopted Statement No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS No. 145") on February 2, 2003. SFAS No. 145 rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt," FASB Statement No. 44, "Accounting for Intangible Assets of Motor Carriers" and FASB Statement No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements". In addition, SFAS No. 145 amends FASB Statement No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This statement also makes non-substantive technical corrections to existing pronouncements. The adoption of this statement did not have a material impact on our financial position, results of operations or cash flows.

Accounting for Asset Retirement Obligations — We adopted Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"), on February 2, 2003. SFAS No. 143 addresses the accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The adoption of this statement did not have a material impact on our financial position, results of operations or cash flows.

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity — We adopted Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150") as of August 3, 2003. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments, many of which were previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this statement did not have a material impact on our financial position, results of operations or cash flows.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Pronouncements — In December 2003, the FASB issued a revised interpretation of FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (revised December 2003)" ("FIN 46R"). FIN 46R requires that if an entity has a controlling financial interest in a variable interest entity, the assets, liabilities and results of activities of the variable interest entity should be included in the consolidated financial statements of the entity. FIN 46R is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46R must be applied no later than December 31, 2003 for entities meeting the definition of special–purpose entities, and no later than fiscal periods ending after March 15, 2004 for all other entities under construction. As we do not have any variable interest entities, the adoption of FIN 46R is not expected to have a material impact on our financial position, results of operations or cash flows.

NOTE 2 EARNINGS PER SHARE

Basic EPS is computed using the weighted average number of common shares outstanding during the period and net earnings. Diluted EPS gives effect to the potential dilution which would have occurred if additional shares were issued for stock options exercised under the treasury stock method, as well as the potential dilution that could occur if our contingent convertible debt or other contracts to issue common stock were converted or exercised. No dilution from the contingent convertible debt or other contracts has occurred.

The following table reconciles the earnings and shares used in the basic and diluted EPS computations (in thousands, except per share amounts):

Fiscal Year	2001	2002	**2003**
Net earnings	$ 43,276	$ 42,412	**$ 50,026**
Weighted average number of common shares outstanding	40,997	40,590	**38,789**
Basic earnings per share	$ 1.06	$ 1.04	**$ 1.29**
Weighted average number of common shares outstanding	40,997	40,590	**38,789**
Assumed exercise of stock options	449	287	**506**
As adjusted	41,446	40,877	**39,295**
Diluted earnings per share	$ 1.04	$ 1.04	**$ 1.27**

NOTE 3 LONG-TERM DEBT

In January 2003, we replaced our existing $125.0 million revolving credit facility which was scheduled to mature in February 2004 with a new revolving credit agreement with a group of banks (the "Credit Agreement") that provides for borrowing of up to $100.0 million through February 4, 2006 (with extensions for up to two years under certain conditions). The Credit Agreement is secured by substantially all of the stock of the subsidiaries of The Men's Wearhouse, Inc. Advances under the Credit Agreement bear interest at a rate per annum equal to, at our option, the agent's prime rate or the reserve adjusted LIBOR rate plus a varying interest rate margin up to 2.25%. The Credit Agreement also provides for fees applicable to unused commitments ranging from 0.275% to 0.500%. The terms and conditions of the new Credit Agreement are substantially the same as those of the replaced facility. In addition, in January 2003, we entered into a new Canadian term credit agreement under which we borrowed Can $62.0 million (US $40.7 million) which was used to repay approximately Can $60.9 million (US $40.0 million) in outstanding indebtedness of Moores under the previous term credit agreement. On October 31, 2003, we repaid the outstanding indebtedness of Can $60.5 million (US $45.9 million). As of January 31, 2004, there were no borrowings outstanding under the Credit Agreement.

The Credit Agreement contains certain restrictive and financial covenants, including the requirement to maintain a minimum level of net worth and certain financial ratios. The Credit Agreement also prohibits payment of cash dividends on our common stock. We are in compliance with the covenants in the Credit Agreement as of January 31, 2004.

On October 21, 2003, we issued $130.0 million of 3.125% Convertible Senior Notes due 2023 ("Notes") in a private placement. A portion of the net proceeds from the Notes was used to repay the outstanding indebtedness under our Canadian term credit agreement and to repurchase shares of our common stock under the program authorized by the Board in September 2003; the balance is reserved for general corporate purposes, which may include additional purchases of our common stock under our share repurchase program. Interest on the Notes is payable semi-annually on April 15 and October 15 of each year, beginning on April 15, 2004. The Notes will mature on October 15, 2023. However, holders may require us to purchase all or part of the Notes, for cash, at a purchase price of 100% of the principal amount per Note plus accrued and unpaid interest on October 15, 2008, October 15, 2013 and October 15, 2018 or upon a designated event. Beginning on October 15, 2008, we will pay additional contingent interest on the Notes if the average trading price of the Notes is above a specified level during a specified period. In addition, we may redeem all or a portion of the Notes on or after October 20, 2008, at 100% of the principal amount of the Notes plus any accrued and unpaid interest, contingent interest and additional amounts, if any. We also have the right to redeem the Notes between October 20, 2006 and October 19, 2008 if the price of our common stock reaches certain levels.

During certain periods, the Notes are convertible by holders into shares of our common stock initially at a conversion rate of 23.3187 shares of common stock per $1,000 principal amount of Notes, which is equivalent to an initial conversion price of $42.88 per share of common stock (subject to adjustment in certain events), under the following circumstances: (1) if the closing sale price of our common stock issuable upon conversion exceeds 120% of the conversion price under specified conditions; (2) if we call the Notes for redemption; or (3) upon the occurrence of specified corporate transactions. Upon conversion of the Notes, in lieu of delivering common stock we may, at our election, deliver cash or a combination of cash and common stock. The Notes are general senior unsecured obligations, ranking on a parity in right of payment with all our existing and future unsecured senior indebtedness and our other general unsecured obligations, and senior in right of payment with all our future subordinated indebtedness. The Notes are effectively subordinated to all of our senior secured indebtedness, and all indebtedness and liabilities of our subsidiaries.

In December 2003, we acquired the assets and operating leases for 13 retail dry cleaning and laundry facilities and issued a $1.0 million note payable as partial consideration. The unsecured note payable is due in full in 2008 and interest compounds annually at 4.0%.

We utilize letters of credit primarily for inventory purchases. At January 31, 2004, letters of credit totaling approximately $17.3 million were issued and outstanding.

The fair value of the Notes, using quoted market prices of the same or similar issues, was approximately $127.1 million at January 31, 2004. The carrying amounts of all other long-term debt approximate fair value at February 1, 2003 and January 31, 2004.

NOTE 4 INCOME TAXES

The provision for income taxes consists of the following (in thousands):

Fiscal Year	2001	2002	**2003**
Current tax expense:			
Federal	$ 14,607	$ 10,248	**$ 17,889**
State	1,715	1,010	**1,081**
Foreign	8,022	6,976	**10,236**
Deferred tax expense (benefit):			
Federal and state	3,088	5,695	**3,107**
Foreign	266	1,790	**(2,602)**
Total	$ 27,698	$ 25,719	**$ 29,711**

No provision for U.S. income taxes or Canadian withholding taxes has been made on the cumulative undistributed earnings of Moores (approximately $96.2 million at January 31, 2004) since such earnings are considered to be permanently invested in Canada. The determination of any unrecognized deferred tax liability for the cumulative undistributed earnings of Moores is not considered practicable since such liability, if any, will depend on a number of factors that cannot be known until such time as a decision to repatriate the earnings might be made by management.

A reconciliation of the statutory federal income tax rate to our effective tax rate is as follows:

Fiscal Year	2001	2002	**2003**
Federal statutory rate	35%	35%	**35%**
State income taxes, net of federal benefit	2	1	**2**
Other	2	2	**—**
	39%	38%	**37%**

At February 1, 2003, we had net deferred tax liabilities of $8.1 million with $12.7 million classified as other current assets and $20.8 million classified as other liabilities (noncurrent). At January 31, 2004, we had net deferred tax liabilities of $8.5 million with $14.4 million classified as other current assets and $22.9 million classified as other liabilities (noncurrent). Our state net operating loss and foreign tax credit carryforwards expire in varying amounts annually from 2005 through 2023 and from 2004 through 2008, respectively. A valuation allowance is recorded to reduce the carrying amount of deferred tax assets unless it is more likely than not that such assets will be realized. As of February 1, 2003 and January 31, 2004, no valuation allowance was considered necessary.

NOTE 4 INCOME TAXES *(CONTINUED)*

Total deferred tax assets and liabilities and the related temporary differences as of February 1, 2003 and January 31, 2004 were as follows (in thousands):

	February 1, 2003	**January 31, 2004**
Deferred tax assets:		
Accrued rent and other expenses	$ 6,854	**$ 8,857**
Accrued compensation	1,932	**2,016**
Accrued inventory markdowns	985	**595**
Deferred intercompany profits	2,742	**3,399**
Unused state operating loss carryforwards	3,130	**1,609**
Unused foreign tax credits	662	**873**
Other	518	**620**
	16,823	**17,969**
Deferred tax liabilities:		
Capitalized inventory costs	(4,126)	**(3,483)**
Property and equipment	(19,533)	**(20,520)**
Intangibles	(1,225)	**(1,781)**
Deferred interest	—	**(674)**
	(24,884)	**(26,458)**
Net deferred tax liabilities	$ (8,061)	**$ (8,489)**

NOTE 5 OTHER ASSETS AND ACCRUED EXPENSES

Other assets consist of the following (in thousands):

	February 1, 2003	**January 31, 2004**
Trademarks, tradenames and other intangibles	$ 7,958	**$ 9,475**
Accumulated amortization	(1,771)	**(2,450)**
	6,187	**7,025**
Tuxedo rental assets, deposits and other	21,757	**33,363**
Total	$ 27,944	**$ 40,388**

NOTE 5 OTHER ASSETS AND ACCRUED EXPENSES (CONTINUED)

Accrued expenses consist of the following (in thousands):

	February 1, 2003	**January 31, 2004**
Sales, payroll and property taxes payable	$ 8,874	**$ 10,725**
Accrued salary, bonus and vacation	17,779	**24,041**
Accrued workers compensation and medical costs	5,419	**8,919**
Unredeemed gift certificates	10,624	**13,096**
Deferred gain on sale of assets	4,423	**—**
Other	8,204	**14,351**
Total	$ 55,323	**$ 71,132**

NOTE 6 CAPITAL STOCK, STOCK OPTIONS AND BENEFIT PLANS

In January 2000, the Board of Directors authorized the repurchase of up to one million shares of our common stock in the open market or in private transactions. On January 31, 2001, the Board authorized an expansion of the program for up to an additional two million shares. On November 19, 2002, the Board of Directors authorized a new stock repurchase program for up to $25.0 million in shares of our common stock. Under the first three authorized programs, we repurchased 1,185,000, 1,480,000 and 1,057,100 shares of our common stock during fiscal 2001, 2002 and 2003, respectively, at a cost of $30.4 million, $28.1 million and $24.1 million, respectively. The average price per share of our common stock repurchased under these programs was $25.66, $18.96 and $22.80 during fiscal 2001, 2002 and 2003, respectively. In September 2003, the Board of Directors authorized a program for the repurchase of up to $100.0 million of our common stock in the open market or in private transactions. This authorization superceded the approximately $1 million we had remaining under the Board's November 2002 authorization. As of January 31, 2004, we had repurchased under this program 1,405,400 shares at a cost of $42.4 million in private transactions and 1,713,400 shares at a cost of $42.6 million in open market transactions. Under all programs during fiscal 2003, we repurchased 4,175,900 shares of our common stock at a cost of $109.2 million, with an average repurchase price of $26.15 per share.

In connection with our share repurchase programs, we have from time to time issued put option contracts and received premiums for doing so, with the premiums being added to our capital in excess of par and effectively reducing the cost of our share repurchases. Under these contracts, the contract counterparties had the option to require us to purchase a specific number of shares of our common stock at a specific strike price per share on a specific date. During fiscal 2002, we issued a put contract for 500,000 shares and received a premium of $0.6 million for issuing this contract. The contract counterparty had the option to exercise this contract at a strike price of $22.76 per share on December 17, 2002, but contract completion was required earlier if the market price of our common stock fell below a trigger price of $12.64 per share. During the third quarter of 2002, the market price of our common stock fell below the trigger price and we settled the contract by repurchasing the 500,000 shares at $22.76 per share or $11.4 million; we recorded the shares purchased as treasury stock. We were not obligated to issue any shares under the put contract nor were we obligated to settle in cash.

We have adopted the 1992 Stock Option Plan ("1992 Plan") which, as amended, provides for the grant of options to purchase up to 1,071,507 shares of our common stock to full-time key employees (excluding certain officers), the 1996 Stock Option Plan ("1996 Plan") which, as amended, provides for the grant of options to purchase up to 1,850,000 shares of our common stock to full-time key employees (excluding certain officers), and the 1998 Key Employee Stock Option Plan ("1998 Plan") which, as amended, provides for the grant of options to purchase up to 2,100,000 shares of our common stock to full-time key employees (excluding certain officers). The 1992 Plan expired in February 2002 and each of the other plans will expire at the end of ten years; no option may be granted pursuant to the plans after the expiration date. In fiscal 1992, we also adopted a Non-Employee Director

NOTE 6 CAPITAL STOCK, STOCK OPTIONS AND BENEFIT PLANS *(CONTINUED)*

Stock Option Plan ("Director Plan") which, as amended, provides for the grant of options to purchase up to 167,500 shares of our common stock to non-employee directors of the Company. In fiscal 2001, the Director Plan's termination date was extended to February 23, 2012. Options granted under these plans must be exercised within ten years of the date of grant.

Generally, options granted under the 1992 Plan, 1996 Plan and 1998 Plan vest at the rate of 1/3 of the shares covered by the grant on each of the first three anniversaries of the date of grant and may not be issued at a price less than 50% of the fair market value of our stock on the date of grant. However, a significant portion of options granted under these Plans vest annually in varying increments over a period from one to ten years. Options granted under the Director Plan vest one year after the date of grant and are issued at a price equal to the fair market value of our stock on the date of grant.

On January 30, 2004, 4,000 restricted shares were granted to the outside directors at a grant price of $23.29 per share. The grant of these restricted shares is contingent upon shareholder approval of the amendment and restatement of the Director Plan.

The following table is a summary of our stock option activity:

	Shares Under Options	Weighted Average Exercise Price	Options Exercisable
Options outstanding, February 3, 2001	2,434,361	$ 20.76	1,262,993
Granted	498,490	20.45	
Exercised	(79,479)	15.24	
Forfeited	(60,165)	23.54	
Options outstanding, February 2, 2002	2,793,207	20.80	1,594,171
Granted	500,800	20.42	
Exercised	(165,105)	13.77	
Forfeited	(125,115)	21.66	
Options outstanding, February 1, 2003	3,003,787	21.09	1,797,834
Granted	**608,125**	**17.23**	
Exercised	**(421,441)**	**17.98**	
Forfeited	**(75,533)**	**20.73**	
Options outstanding, January 31, 2004	**3,114,938**	**$ 20.76**	**1,444,494**

NOTE 6 CAPITAL STOCK, STOCK OPTIONS AND BENEFIT PLANS *(CONTINUED)*

Grants of stock options outstanding as of January 31, 2004 are summarized as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 9.89 to 18.00	**945,860**	**5.8 Years**	**$ 14.56**	**471,985**	**$ 15.25**
18.00 to 21.50	**966,522**	**6.6 Years**	**21.19**	**318,308**	**21.31**
21.50 to 24.00	**830,040**	**7.1 Years**	**23.19**	**349,262**	**23.55**
24.00 to 50.00	**372,516**	**5.3 Years**	**29.96**	**304,939**	**30.96**
$ 9.89 to 50.00	**3,114,938**		**$ 20.76**	**1,444,494**	**$ 21.91**

As of January 31, 2004, 741,113 options were available for grant under existing plans and 3,860,051 shares of common stock were reserved for future issuance.

The difference between the option price and the fair market value of our common stock on the dates that options for 79,479, 165,105 and 421,441 shares of common stock were exercised during fiscal 2001, 2002 and 2003, respectively, resulted in a tax benefit to us of $0.3 million, $0.6 million and $1.6 million, respectively, which has been recognized as capital in excess of par.

We have a profit sharing plan, in the form of an employee stock plan, which covers all eligible employees, and an employee tax-deferred savings plan. Contributions to the profit sharing plan are made at the discretion of the Board of Directors. During fiscal 2001, 2002 and 2003, contributions charged to operations were $0.4 million, $0.8 million and $1.7 million, respectively, for the plans.

In 1998, we adopted an Employee Stock Discount Plan ("ESDP") which allows employees to authorize after-tax payroll deductions to be used for the purchase of up to 1,425,000 shares of our common stock at 85% of the lesser of the fair market value on the first day of the offering period or the fair market value on the last day of the offering period. We make no contributions to this plan but pay all brokerage, service and other costs incurred. Effective for offering periods beginning July 1, 2002, the plan was amended so that a participant may not purchase more than 125 shares during any calendar quarter. During fiscal 2001, 2002 and 2003, employees purchased 56,617, 51,359 and 48,195 shares, respectively, under the ESDP, the weighted-average fair value of which was $16.63, $14.82 and $15.41 per share, respectively. As of January 31, 2004, 1,155,047 shares were reserved for future issuance under the ESDP.

NOTE 7 GOODWILL AND OTHER INTANGIBLE ASSETS

We adopted SFAS No. 142, "Goodwill and Other Intangible Assets," on February 3, 2002. In accordance with SFAS No. 142, we discontinued the amortization of goodwill effective February 3, 2002. Additionally, SFAS No. 142 subjects goodwill to fair-value based impairment tests performed, at a minimum, on an annual basis, or more frequently if circumstances dictate. We completed the annual impairment test of goodwill during the fourth quarter of 2003. No impairment charges were recorded.

NOTE 7 GOODWILL AND OTHER INTANGIBLE ASSETS *(CONTINUED)*

Had we applied SFAS No. 142 during fiscal 2001, our net earnings and net earnings per share would have approximated the pro forma amounts indicated below (in thousands, except per share amounts):

Net earnings, as reported	$ 43,276
Add back:	
Goodwill amortization, net of tax	1,708
Pro forma net earnings	$ 44,984
Earnings per share:	
Basic:	
Net earnings, as reported	$ 1.06
Goodwill amortization, net of tax	0.04
Pro forma net earnings	$ 1.10
Diluted:	
Net earnings, as reported	$ 1.04
Goodwill amortization, net of tax	0.04
Pro forma net earnings	$ 1.08

Changes in the net carrying amount of goodwill for the years ended February 1, 2003 and January 31, 2004 are as follows (in thousands):

Balance, February 2, 2002	$ 35,561
Goodwill of acquired business	233
Translation adjustment	813
Balance, February 1, 2003	**36,607**
Goodwill of acquired business	**4,550**
Translation adjustment	**2,710**
Balance, January 31, 2004	**$ 43,867**

NOTE 7 GOODWILL AND OTHER INTANGIBLE ASSETS *(CONTINUED)*

The gross carrying amounts and accumulated amortization of our other intangibles are as follows (in thousands):

	February 1, 2003	**January 31, 2004**
Trademarks, tradenames and other intangibles	$ 7,958	**$ 9,475**
Accumulated amortization	(1,771)	**(2,450)**
Net total	$ 6,187	**$ 7,025**

The pretax amortization expense associated with intangible assets totaled approximately $346,000, $428,000 and $737,000 for fiscal 2001, 2002 and 2003, respectively. Pretax amortization expense associated with intangible assets at January 31, 2004 is estimated to be approximately $836,000 for each of the fiscal years 2004 and 2005, $785,000 for fiscal year 2006 and $623,000 for each of the fiscal years 2007 and 2008.

NOTE 8 ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING

In connection with our direct sourcing program, we may enter into purchase commitments that are denominated in a foreign currency (primarily the Euro). Our practices include entering into foreign currency forward exchange contracts to minimize foreign currency exposure related to forecasted purchases of certain inventories. Under SFAS No. 133, such contracts have been designated as and accounted for as cash flow hedges. The settlement terms of the forward contracts, including amount, currency and maturity, correspond with payment terms for the merchandise inventories. Any ineffective portion of a hedge is reported in earnings immediately. At January 31, 2004, we had 23 contracts maturing in varying increments to purchase an aggregate notional amount of $15.4 million in foreign currency, maturing at various dates through January 2005. During fiscal 2002 and 2003, we recognized an insignificant amount of hedge ineffectiveness.

The changes in the fair value of the foreign currency forward exchange contracts are matched to inventory purchases by period and are recognized in earnings as such inventory is sold. The fair value of the forward exchange contracts is estimated by comparing the cost of the foreign currency to be purchased under the contracts using the exchange rates obtained under the contracts (adjusted for forward points) to the hypothetical cost using the spot rate at year-end. We expect to recognize in earnings through January 29, 2005 approximately $0.7 million, net of tax, of existing net gains presently deferred in accumulated other comprehensive income.

NOTE 9 COMMITMENTS AND CONTINGENCIES

Lease commitments

We lease retail business locations, office and warehouse facilities, copier equipment and automotive equipment under operating leases expiring in various years through 2028. Rent expense for fiscal 2001, 2002 and 2003 was $78.3 million, $86.0 million and $90.0 million, respectively, and includes

NOTE 9 COMMITMENTS AND CONTINGENCIES (CONTINUED)

contingent rentals of $0.3 million, $0.8 million and $0.6 million, respectively. Minimum future rental payments under noncancelable operating leases as of January 31, 2004 for each of the next five years and in the aggregate are as follows (in thousands):

Fiscal Year	Amount
2004	$ 91,839
2005	83,178
2006	69,542
2007	58,966
2008	48,211
Thereafter	102,655
Total	$ 454,391

Leases on retail business locations specify minimum rentals plus common area maintenance charges and possible additional rentals based upon percentages of sales. Most of the retail business location leases provide for renewal options at rates specified in the leases. In the normal course of business, these leases are generally renewed or replaced by other leases.

Legal matters

On April 18, 2003, a lawsuit was filed against the Company in the Superior Court of California for the County of Orange, Case No. 03CC00132 (the "Orange County Suit"). On April 21, 2003, a lawsuit was filed against K&G Men's Center, Inc. and K&G Men's Company Inc. (collectively, "K&G"), wholly owned subsidiaries of the Company, in the Los Angeles Superior Court of California, Case No. BC294361 (the "Los Angeles County Suit"; the Los Angeles County Suit and the Orange County Suit shall be referred to jointly as the "Suits").

The Orange County Suit was brought as a purported class action. The Los Angeles County Suit was brought as a multi-party action. The Suits allege several causes of action, each based on the factual allegation that in the State of California the Company and K&G misclassified its managers and assistant managers as exempt from the application of certain California labor statutes. Because of this alleged misclassification, the Suits allege that the Company and K&G failed to pay overtime compensation and provide the required rest periods to such employees. The Suits seek, among other things, declaratory and injunctive relief along with an accounting as to alleged wages, premium pay, penalties, interest and restitution allegedly due the class defendants.

On April 23, 2003, a lawsuit was filed against K&G in the Los Angeles Superior Court of California, Case No. BC294497 (the "Tailor's Suit"). The Tailor's Suit was brought as a multi-party action. The Tailor's Suit alleges several causes of action, each based on the factual allegation that in the State of California K&G misclassified the tailors working in their stores as "independent contractors" and refused to classify them as non-exempt employees subject to the application of certain California labor statutes. Because of this alleged misclassification, the Tailor's Suit alleges that K&G failed to pay hourly and overtime compensation and provide the required rest periods required by such labor statutes. The Tailor's Suit further alleges that K&G violated several other labor statutes and regulations as well as the California Unfair Competition Law. It seeks, among other things, restitution, disgorgement due to failure to comply with California labor laws, penalties, declaratory and injunctive relief.

As a result of recent mediations, we recognized a charge in the fourth quarter of 2003 for $3.7 million ($2.3 million, net of tax) which we believe to be a reasonable estimate of the incremental costs we expect to incur in connection with the proposed resolution of the Suits and the Tailor's Suit. We believe that the Suits and the Tailor's Suit will be resolved in 2004; however, no assurance can be given that the anticipated resolution will be realized. We do not believe the ultimate resolution of the Suits or the Tailor's Suit will have a material adverse effect on our financial position, results of operations or cash flows.

On April 1, 2004, a lawsuit was filed against the Company in the Superior Court of California for the County of Los Angeles, Case No. BC313038 (the "PII Suit"). The PII Suit, which was brought as a purported class action, alleges two causes of action, each based on the factual allegation that the Company requests or requires, in conjunction with a customer's use of his or her credit card, the customer to provide personal identification information which is recorded upon the credit card transaction form. The PII Suit seeks: (i) civil penalties pursuant to the California Civil Code; (ii) an order enjoining

NOTE 9 COMMITMENTS AND CONTINGENCIES (CONTINUED)

the Company from requesting or requiring that a customer provide personal identification information which is then recorded on the transaction form; (iii) permanent and preliminary injunctions against the Company requesting or requiring that a customer provide personal identification information which is then recorded on the transaction form; (iv) restitution of all funds allegedly acquired by means of any act or practice declared by the Court to be unlawful or fraudulent or to constitute a violation of the California Business and Professions Code; (v) attorney's fees; and (vi) costs of suit. The court has not yet decided whether the action may proceed as a class action. The Company intends to vigorously defend the PII Suit. We do not believe the ultimate resolution of the PII Suit will have a material adverse effect on our financial position, results of operations or cash flows.

In addition, we are involved in various routine legal proceedings, including ongoing litigation, incidental to the conduct of our business. Management believes that none of these matters will have a material adverse effect on our financial condition, results of operations or cash flows.

NOTE 10 QUARTERLY RESULTS OF OPERATIONS (*Unaudited*)

Our quarterly results of operations reflect all adjustments, consisting only of normal, recurring adjustments, which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The consolidated results of operations by quarter for the 2002 and 2003 fiscal years are presented below (in thousands, except per share amounts):

	Fiscal 2002 Quarters Ended			
	May 4, 2002	August 3, 2002	November 2, 2002	February 1, 2003
Net sales	$ 303,857	$ 308,574	$ 292,515	$ 390,103
Gross margin	104,155	107,051	97,940	145,202
Net earnings	$ 10,458	$ 7,797	$ 4,285	$ 19,872
Net earnings per share:				
Basic	$ 0.25	$ 0.19	$ 0.11	$ 0.50
Diluted	$ 0.25	$ 0.19	$ 0.11	$ 0.50

	Fiscal 2003 Quarters Ended			
	May 3, 2003	**August 2, 2003**	**November 1, 2003**	**January 31, 2004**
Net sales	**$ 313,122**	**$ 334,292**	**$ 322,613**	**$ 422,653**
Gross margin	**111,219**	**122,936**	**118,438**	**161,350**
Net earnings	**$ 11,012**	**$ 11,448**	**$ 9,055**	**$ 18,511**
Net earnings per share:				
Basic	**$ 0.28**	**$ 0.29**	**$ 0.23**	**$ 0.50**
Diluted	**$ 0.28**	**$ 0.29**	**$ 0.23**	**$ 0.49**

Due to the method of calculating weighted average common shares outstanding, the sum of the quarterly per share amounts may not equal earnings per share for the respective years.

Store List

MEN'S WEARHOUSE / 506 STORES

Alabama (5)
Arizona (11)
Arkansas (2)
California (86)
Colorado (12)
Connecticut (8)
Delaware (2)
District of Columbia (1)
Florida (37)
Georgia (17)
Idaho (1)
Illinois (22)
Indiana (7)
Iowa (2)
Kansas (3)
Kentucky (4)
Louisiana (4)
Maine (1)
Maryland (13)
Massachusetts (14)
Michigan (20)
Minnesota (9)
Mississippi (1)
Missouri (10)
Nebraska (3)
Nevada (5)
New Hampshire (3)
New Jersey (13)
New Mexico (2)
New York (24)
North Carolina (12)
Ohio (18)
Oklahoma (3)
Oregon (8)
Pennsylvania (21)
Rhode Island (1)
South Carolina (3)
South Dakota (1)
Tennessee (9)
Texas (45)
Utah (5)
Virginia (17)
Washington (13)
West Virginia (1)
Wisconsin (7)

K&G / 73 STORES

Alabama (1)
Colorado (2)
Connecticut (2)
Florida (2)
Georgia (6)
Illinois (5)
Indiana (1)
Kansas (1)
Louisiana (1)
Maryland (4)
Massachusetts (2)
Michigan (6)
Minnesota (2)
Missouri (1)
New Jersey (7)
New York (3)
North Carolina (1)
Ohio (6)
Pennsylvania (3)
Tennessee (1)
Texas (12)
Virginia (2)
Washington (2)

MOORES CLOTHING FOR MEN / 114 STORES

Alberta (12)
British Columbia (14)
Manitoba (5)
New Brunswick (3)
Newfoundland (1)
Nova Scotia (3)
Ontario (50)
Prince Edward Island (1)
Quebec (23)
Saskatchewan (2)

Shareholder Information

CORPORATE & DISTRIBUTION OFFICES
5803 Glenmont Drive
Houston, Texas 77081
(713) 592-7200

EXECUTIVE OFFICES
40650 Encyclopedia Circle
Fremont, California 94538
(510) 657-9821

ANNUAL MEETING
June 30, 2004, 2 p.m.
The Westin Galleria
5060 W. Alabama
Houston, Texas

OUTSIDE COUNSEL
Fulbright & Jaworski L.L.P.
Houston, Texas

INDEPENDENT AUDITORS
Deloitte & Touche LLP
Houston, Texas

TRANSFER AGENT AND REGISTRAR
American Stock Transfer
& Trust Company
40 Wall Street
New York, New York 10005
(718) 921-8200

THE MEN'S WEARHOUSE, INC. ON THE INTERNET.

You can visit the Company's home page on the Internet at www.menswearhouse.com

MARKET FOR THE COMPANY'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Our common stock is traded on the New York Stock Exchange under the symbol "MW." The following table sets forth, on a per share basis for the periods indicated, the high and low sale prices per share for our common stock as reported by the New York Stock Exchange:

	High	Low
Fiscal Year 2002		
First quarter ended May 4, 2002	$ 26.50	$ 20.29
Second quarter ended August 3, 2002	28.72	18.35
Third quarter ended November 2, 2002	20.61	9.61
Fourth quarter ended February 1, 2003	20.00	13.25
Fiscal Year 2003		
First quarter ended May 3, 2003	**$ 17.05**	**$ 11.76**
Second quarter ended August 2, 2003	**26.00**	**15.80**
Third quarter ended November 1, 2003	**30.90**	**23.95**
Fourth quarter ended January 31, 2004	**31.25**	**21.41**

On April 24, 2004 there were approximately 1,580 holders of record and approximately 5,900 beneficial holders of our common stock.

We have not paid cash dividends on our common stock and we currently intend to retain all of our earnings for the future operation and expansion of our business. Our credit agreement prohibits the payment of cash dividends on our common stock (see Note 3 of Notes to Consolidated Financial Statements).

FORM 10-K

A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION MAY BE OBTAINED WITHOUT CHARGE BY WRITING:

THE MEN'S WEARHOUSE, INC.
C/O INVESTOR RELATIONS
5803 GLENMONT DRIVE
HOUSTON, TEXAS 77081

Directors and Officers

DIRECTORS AND EXECUTIVE OFFICERS

GEORGE ZIMMER
Chairman of the Board and Chief Executive Officer

DAVID H. EDWAB
Vice Chairman of the Board

RINALDO S. BRUTOCO † !
Director, President and Chief Executive Officer, ShangriLa Consulting, Inc.

KATHLEEN MASON * † !
Director, President and Chief Executive Officer, Tuesday Morning Corporation

MICHAEL L. RAY * !
Director, Professor, Stanford University

SHELDON I. STEIN * †
Director, Senior Managing Director, Bear, Stearns & Co. Inc.

ERIC J. LANE
President and Chief Operating Officer

CHARLES BRESLER, PH.D.
Executive Vice President, Stores, Marketing and Human Development

NEILL P. DAVIS
Executive Vice President, Chief Financial Officer and Principal Financial Officer

DOUGLAS S. EWERT
Executive Vice President and General Merchandise Manager

RONALD B. COVIN
Chief Executive Officer, K&G Men's Company

PAT DE MARCO
President, Moores Retail Group, Inc.

GARY G. CKODRE
Senior Vice President, Chief Compliance Officer

JEFFREY MARSHALL
Senior Vice President, Chief Information Officer

JAMES E. ZIMMER
Senior Vice President, Merchandising

JERRY L. LOVEJOY
Vice President, General Counsel

DIANA M. WILSON
Vice President, Principal Accounting Officer

CORPORATE OFFICERS

EDDIE RODRIGUEZ
Creative and Design Director

THOMAS L. JENNINGS
Senior Vice President, Real Estate

WILLIAM C. SILVERIA
Senior Vice President, Manufacturing

CAROLE L. SOUVENIR
Senior Vice President, Employee Relations

DEAN A. SPERANZA
Senior Vice President, Stores

WILLIAM J. ERICKSON
Vice President, Store Planning and Design

JAYME D. MAXWELL
Vice President, Marketing

WILLIAM G. MELVIN
Vice President, Information and Technology

JARROD S. NADEL
Vice President, Merchandising

JULIE A. PANACCIONE
Vice President, Corporate Culture

CLAUDIA A. PRUITT
Vice President, Treasurer and Assistant Secretary

KIRK H. WARREN
Vice President, Administration and Benefits

MICHAEL W. CONLON
Secretary

MEN'S WEARHOUSE

JAMES D. YOUNG
Senior Vice President, Distribution

FREDERIC M. ALPERT
Vice President, Stores

WILLIAM C. BALLARD
Vice President, Stores

DON E. BOTILL
Vice President, Stores

STEVEN COOK
Vice President, Stores

JEFFREY J. FRIPT
Vice President, Distribution

BRUCE C. HAMPTON
Vice President, Stores

MARK NEUTZE
Vice President, Stores

MOORES CLOTHING FOR MEN

DAVID STARRETT
President

RICHARD BULL
Vice President, Merchandising

DENNIS BUTTON
Vice President, Store Development

BRIAN COEN
Vice President, Finance

DANIEL JASZTRAB
Vice President, Information Technology

STEVE NITCHEN
Vice President,Store Operations

MARIO PARZIALE
Vice President,Production

K&G

BRADLEY M. BELL
Vice President, Finance, Chief Financial Officer and Assistant Secretary

KAREN CRIM
Vice President, Human Resources

R. SCOTT SABAN
Vice President, Operations and Information Systems

DAVID SUWAY
Vice President, General Merchandise Manager-K&G Men's

CHRIS ZENDER
Vice President, Stores

TWINHILL ACQUISITIONS CO. INC.

HOWARD WECKSLER
President

TMW VENTURES INC.

MIKE E. NESBIT
President

TERRY N. QUINN
Vice President,Store Operations

* Audit committee member

† Compensation committee member

! Nominating and Corporate Governance Committee

